Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

HEARTLAND PAYMENT SYSTEMS, INC.,

GLOBAL PAYMENTS INC.,

DATA MERGER SUB ONE, INC. and

DATA MERGER SUB TWO, LLC

Dated as of December 15, 2015

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1.	Definitions	1

ARTICLE II MERGERS		12
2.1.	Mergers	12
2.2.	Closing	12
2.3.	Effective Time	13
2.4.	Effects of the Mergers	13
2.5.	Certificate of Incorporation and By-Laws	13
2.6.	Directors and Officers	13
2.7.	Conversion of Shares and Equity Awards	13
2.8.	Dissenting Shares	15
2.9.	Exchange of Common Stock	16
2.10.	Certain Adjustments	18
2.11.	Conversion of Shares in the Follow-On Merger	18
2.12.	Tax Consequences	18

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		19
3.1.	Due Incorporation; Capitalization; Indebtedness	19
3.2.	Due Authorization	21
3.3.	Consents and Approvals; No Violations	21
3.4.	Financial Statements; Company SEC Documents; No Undisclosed Liabilities; Information Supplied	22
3.5.	Title to Assets, etc.	23
3.6.	Intellectual Property	24
3.7.	Contracts	24
3.8.	Insurance	26
3.9.	Employee Benefit Plans	26
3.10.	Taxes	28
3.11.	Litigation	29
3.12.	Regulatory Matters	29
3.13.	Environmental Matters	30
3.14.	Absence of Changes	30
3.15.	Labor Relations; Compliance	31
3.16.	Real Property	31
3.17.	Related Party Transactions	32
3.18.	Brokers and Finders	32
3.19.	Opinions of Financial Advisor	32
3.20.	Reorganization	32
3.21.	No Additional Representations	32

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS		33
4.1.	Due Incorporation	33
4.2.	Capitalization	33
4.3.	Due Authorization	34
4.4.	Consents and Approvals; No Violations	34
4.5.	Operations of the Merger Subs	34
4.6.	Financial Statements; Parent SEC Documents; Information Supplied	35
4.7.	Litigation	36
4.8.	Regulatory Matters	36
4.9.	Absence of Changes	37
4.10.	Financial Ability	37
4.11.	Brokers and Finders	38
4.12.	Reorganization	38
4.13.	No Additional Representations	38

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ARTICLE V COVENANTS		38
5.1.	Access to Information and Facilities	38
5.2.	Preservation of Company Business	39
5.3.	Preservation of Parent Business	42
5.4.	Acquisition Proposals	43
5.5.	Preparation of Form S-4 and the Proxy Statement; Stockholder’s Meeting	46
5.6.	Efforts	47
5.7.	Employment Matters	48
5.8.	Public Announcements	50
5.9.	Indemnification of Directors and Officers	50
5.10.	Financing	51
5.11.	Stock Exchange Delisting; Listing	54
5.12.	Transaction Litigation	54
5.13.	Rule 16b-3	54
5.14.	Takeover Law	55
5.15.	FIRPTA Certificate	55
5.16.	Parent Board	55
5.17.	Certain Tax Matters	55

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND THE MERGER SUBS		55
6.1.	Accuracy of Warranties	55
6.2.	Compliance with Agreements and Covenants	56
6.3.	HSR Clearance	56
6.4.	Company Stockholder Approval	56
6.5.	Stock Exchange Listing	56
6.6.	Form S-4	56
6.7.	Material Adverse Effect	56
6.8.	No Prohibition	56
6.9.	Certificate	56

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		56
7.1.	Accuracy of Warranties	56
7.2.	Compliance with Agreements and Covenants	56
7.3.	HSR Clearance	57
7.4.	Company Stockholder Approval	57
7.5.	Stock Exchange Listing	57
7.6.	Form S-4	57
7.7.	No Prohibition	57
7.8.	Certificate	57

ARTICLE VIII TERMINATION		57
8.1.	Termination	57
8.2.	Expenses	58
8.3.	Effect of Termination	58
8.4.	Specific Performance	59

ARTICLE IX MISCELLANEOUS		60
9.1.	Nonsurvival of Representations and Warranties	60
9.2.	Amendment	60
9.3.	Notices	60
9.4.	Waivers	61
9.5.	Counterparts	61
9.6.	Interpretation	61

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9.7.	APPLICABLE LAW	61
9.8.	Binding Agreement	61
9.9.	Assignment	61
9.10.	Third Party Beneficiaries	62
9.11.	Further Assurances	62
9.12.	Entire Understanding	62
9.13.	JURISDICTION OF DISPUTES	62
9.14.	WAIVER OF JURY TRIAL	63
9.15.	Disclosure Letters	63
9.16.	Severability	63
9.17.	Construction	63
9.18.	Financing Source Arrangements	63

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of December 15, 2015, by and among Heartland Payment Systems, Inc., a Delaware corporation (“Company”), Global Payments Inc., a Georgia corporation (“Parent”), Data Merger Sub One, Inc., a Delaware corporation (“Merger Sub One”) and Data Merger Sub Two, LLC, a Delaware limited liability company (“Merger Sub Two”, and together with Merger Sub One, the “Merger Subs”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent and each Merger Sub has approved the acquisition of the Company by Parent, by means of a merger of Merger Sub One with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a wholly owned Subsidiary of Parent, followed by the merger of the Company with and into Merger Sub Two (the “Follow-On Merger”, and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement, and determined that the Mergers are in the best interests of their respective companies and stockholders;

WHEREAS, the board of directors of the Company (the “Company Board”) (i) has determined that the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement and the transactions contemplated hereby and (iii) is recommending the adoption of this Agreement by the stockholders of the Company; and

WHEREAS, subject to Section 2.12, the parties intend that the Initial Merger and the Follow-On Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement on terms (including standstill restrictions; provided, that, such standstill restrictions need not restrict a Person from making a confidential offer or proposal to the Company (including the Company Board) in respect of an Acquisition Proposal) substantially no less restrictive to the Company’s counterparty thereto to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) and which does not restrict the Company from providing the access, information or data required to be provided to Parent pursuant to Section 5.4.

“Acquisition Proposal” shall have the meaning set forth in Section 5.4(d)(i).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the annexes and exhibits hereto, as it and they may be amended from time to time.

“Applicable Withholding Amount” shall mean such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to the payment made in connection with the settlement of an Equity Award.

“Assets” shall have the meaning set forth in Section 3.5.

“Balance Sheet Date” shall mean December 31, 2014.

“Bank Sponsorship Agreements” shall mean any Contract between the Company or one of its Subsidiaries with a financial institution which provides, among other provisions, for such financial institution to sponsor the Company or applicable Subsidiary into one or more Card Schemes.

“Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries and under which any current or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries has any present or future right to compensation or benefits, other than a Multiemployer Plan or a governmental or statutorily mandated plan.

“Book-Entry Shares” means shares of Common Stock which, immediately prior to the Effective Time, are not represented by Certificates but are represented in book-entry form.

“Budget” shall have the meaning set forth in Section 5.2(n).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by Law or other action of a Governmental Authority to close.

“Canceled Shares” shall have the meaning set forth in Section 2.7(c)(i).

“Card Schemes” shall mean Visa, MasterCard, Discover, American Express or any other system or network whose cards are processed by the Company and its Subsidiaries.

“Cash Consideration” shall have the meaning set forth in Section 2.7(b).

“Cash Value of the Stock Consideration” means the product of (x) the Exchange Ratio, and (y) the Parent Measurement Price.

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificate of Incorporation” shall mean the amended and restated certificate of incorporation of the Company, as amended from time to time.

“Change of Recommendation” shall have the meaning set forth in Section 5.4(c).

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in Section 3.1(b).

“Common Stockholder” shall mean a holder of Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 5.7(e).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article III.

“Company Equity Plans” shall mean the Company’s Second Amended and Restated 2000 Equity Incentive Plan, the Company’s Second Amended and Restated 2008 Equity Incentive Plan and any other Benefit Plan under which equity interests in the Company or any of its Subsidiaries may be granted, each as may be amended.

“Company Financial Advisors” shall have the meaning set forth in Section 3.18.

“Company Financial Statements” shall mean (a) audited consolidated balance sheets and related audited consolidated statements of income, equity and cash flows of the Company and its Subsidiaries for each of the three most recently completed fiscal years that have ended at least sixty (60) days prior to the Closing Date, (b) unaudited consolidated balance sheets and related unaudited consolidated statements of income, equity and cash flows of the Company and its Subsidiaries for each subsequent interim quarterly period (other than the fourth fiscal quarter) that has ended at least forty (40) days prior to the Closing Date and, to the extent historically prepared, for the corresponding period of the prior fiscal year.

“Company Material Adverse Effect” shall mean any change, event, fact, effect, condition, development or occurrence that individually or in the aggregate with all other changes, events, facts, effects, conditions, developments or occurrences (A) prevents or materially delays or materially impairs the ability of the Company to consummate the Mergers and the other transactions contemplated by this Agreement or (B) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (B), in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect would occur, any change, event, fact, effect, condition, development or occurrence to the extent attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate; (ii) the announcement of this Agreement or the pendency or consummation of the Mergers (it being understood that the exception in this clause (ii) shall not apply with respect to reference to Company Material Adverse Effect on those portions of the representations and warranties contained in Section 3.3 the purposes of which are to address the consequences resulting from the execution of this Agreement or the consummation of the Mergers or with respect to Section 6.1 and Section 8.1(e)(i) to the extent relating to such portions of such representations and warranties); (iii) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (iv) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (v) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or any change, in and of itself, in the price or trading volume of shares of Common Stock (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent otherwise permitted by this definition); and (vii) the taking of any action expressly required by this Agreement (other than pursuant to the first paragraph of Section 5.2); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (iii), (iv) or (v) may be taken into account in determining whether there has been or would be a Company Material Adverse Effect to the extent such changes, events, facts, effects or occurrences disproportionately adversely affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the industries in which the Company and its Subsidiaries operate.

“Company Notice” shall have the meaning set forth in Section 5.4(c).

“Company Real Property” shall have the meaning set forth in Section 3.16(b).

“Company Requisite Vote” shall have the meaning set forth in Section 3.2(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.4(b).

“Company Securities” shall have the meaning set forth in Section 3.1(b).

“Company Termination Fee” shall have the meaning set forth in Section 8.3(b)(i).

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain confidentiality agreement between Parent and the Company dated as of November 19, 2015.

“Continuing Employee” shall have the meaning set forth in Section 5.7(a).

“Continuing Shares” shall have the meaning set forth in Section 2.7(c)(ii).

“Contract” shall have the meaning set forth in Section 3.3.

“Debt Financing” shall have the meaning set forth in Section 4.10.

“Debt Financing Commitments” shall have the meaning set forth in Section 4.10.

“Debt Financing Sources” shall mean the lenders party to the Debt Financing Commitments.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended from time to time.

“D&O Insurance” shall have the meaning set forth in Section 5.9(c).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean any applicable Law, common law doctrine or Permit pertaining to the protection of the environment, or to the extent relating to exposure to harmful or deleterious substances, the protection of human health and/or safety.

“Equity Award” shall mean an Option, Restricted Stock Unit or Performance Share Unit.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.9(a).

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.7(b).

“Exchange Ratio Reduction Number” shall have the meaning set forth in Section 2.7(b).

“Existing Credit Facility” shall mean that certain Amended and Restated Credit Agreement, dated September 4, 2014, among the Company, each lender from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and issuer of standby letters of credit thereunder.

“Existing Credit Facility Terminations” shall have the meaning set forth in Section 5.10(c).

“Financing” shall have the meaning set forth in Section 5.10(b).

“Financing Sources” means any Person (other than Parent or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing (including the Debt Financing Sources) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Follow-On Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Follow-On Merger” shall have the meaning set forth in the Recitals.

“Form S-4” shall have the meaning set forth in Section 5.5(a).

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“GBCC” shall mean the Georgia Business Corporation Code, as amended from time to time.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal, whether national, federal, state, provincial or local or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or would reasonably be expected to result in Liability pursuant to, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indemnitee” shall have the meaning set forth in Section 5.9(a).

“Indemnity Agreements” shall have the meaning set forth in Section 5.9(a).

“Initial Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Initial Merger” shall have the meaning set forth in the Recitals.

“Intellectual Property” shall mean any patents and patent applications, inventions (whether or not patentable), trademarks, trade names, service marks, domain names, copyrights and copyrightable works, trade secrets, know-how and other confidential or proprietary information, and any derivative works thereof.

“Interim Period” shall have the meaning set forth in Section 5.1(a).

“IRS” shall have the meaning set forth in Section 3.9(b).

“Knowledge of Parent” shall mean the actual knowledge, after reasonable inquiry of his or her direct reports, of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter.

“Knowledge of the Company” shall mean the actual knowledge, after reasonable inquiry of his or her direct reports, of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries, dated as of September 30, 2015, as set forth in the Company SEC Documents.

“Latest Parent Balance Sheet” shall mean the unaudited consolidated balance sheet of Parent and its Subsidiaries, dated as of August 31, 2015, as set forth in the Parent SEC Documents.

“Laws” shall have the meaning set forth in Section 3.12(a).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof).

“Liabilities” shall have the meaning set forth in Section 3.4(a).

“License” shall have the meaning set forth in Section 3.6(b).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other adverse claims of any kind with respect to a property or asset.

“Litigation” shall have the meaning set forth in Section 3.11.

“Marketing Period” shall mean the first period of twenty-two (22) consecutive days (or, if the Debt Financing Sources have exercised the “Notes Flex” (as defined in the Debt Financing Commitments as in effect on the date hereof), twenty (20) consecutive Business Days) after the date hereof (i) throughout and at the end of which Parent shall have the Required Information and (ii) (A) throughout and at the end of which nothing has occurred and no condition exists that would cause the conditions set forth in Section 6.1, Section 6.2 and Section 6.7 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-two (22) consecutive day (or, if the Debt Financing Sources have exercised the Notes Flex, twenty (20) consecutive Business Day) period and (B) at the end of which all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing) shall be satisfied; provided that such twenty-two (22) consecutive day period shall not begin prior to January 4, 2016, or, if the Debt Financing Sources have exercised the Notes Flex, such twenty (20) consecutive Business Day period shall only occur within any of the following time periods: (i) beginning on January 11, 2016 and ending on (and including) February 11, 2016, (ii) beginning on February 29, 2016 and ending on (and including) April 11, 2016, (iii) beginning on April 11, 2016 and ending on (and including) May 10, 2016 and (iv)

beginning on May 10, 2016 and ending on (and including) July 12, 2016. Notwithstanding anything in this definition to the contrary, (x) if the Debt Financing Sources have exercised the Notes Flex, the Marketing Period may not end any earlier than the date which is 20 consecutive Business Days following the date such Notes Flex is exercised, (y) the Marketing Period shall end on any earlier date prior to the expiration of the twenty-two (22) consecutive day (or, if the Debt Financing Sources have exercised the Notes Flex, twenty (20) consecutive Business Day) period described above if the Debt Financing is consummated and all of the proceeds thereof are received by Parent (or, if applicable, funded into escrow) on such earlier date and (z) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty-two (22) consecutive day (or, if the Debt Financing Sources have exercised the Notes Flex, twenty (20) consecutive Business Day) period: (i) the Company’s independent accountant shall have withdrawn or qualified its audit opinion with respect to any of the Required Information with respect to which it has delivered an audit opinion, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by such independent accountant or another independent public accounting firm reasonably acceptable to Parent; (ii) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company constituting Required Information (or that any such restatement is under consideration), in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the Required Information has been amended or the Company has announced that no restatement shall be required in accordance with GAAP; (iii) the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period are not, during each day of such period, the most recent consolidated financial statements of the Company on which the Company’s independent accountants have performed and completed an audit or review as described in AU Section 722, Interim Financial Information, then the Marketing Period shall not be deemed to commence until the receipt by Parent of such most recent consolidated financial statements; and (iv) if the Debt Financing Sources have exercised the Notes Flex, the Required Information, when taken as a whole along with any documents filed or furnished by the Company with the SEC, contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information and documents filed or furnished by the Company with the SEC have been updated so that there is no longer any such untrue statement or omission. If at any time the Company shall in good faith believe that it has provided the Required Information to Parent, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered as of the date of delivery of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information on such date and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered) (provided, that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Information, regardless of whether or when any such notice is delivered to Parent).

“Material Contracts” shall have the meaning set forth in Section 3.7(a).

“Maximum Share Number” shall have the meaning set forth in Section 2.7(b).

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.7(b).

“Merger Subs” shall have the meaning set forth in the Preamble.

“Merger Sub One” shall have the meaning set forth in the Preamble.

“Merger Sub Two” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Option Shares” shall mean, with respect to an Option that is not an Underwater Option, a number of whole and fractional shares of Common Stock equal to the excess, if any, of (i) the number of shares of Common Stock underlying such Option minus (ii) the quotient of (x) the aggregate exercise price of such Option divided by (y) the Per Share Value.

“Notice Period” shall have the meaning set forth in Section 5.4(c).

“NYSE” shall have the meaning set forth in Section 3.3.

“OFAC” shall have the meaning set forth in Section 3.12(a).

“Ongoing Marketing Period” shall have the meaning set forth in Section 8.1(b).

“Options” shall mean the outstanding options to purchase shares of Common Stock granted under a Company Equity Plan.

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.6(a).

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto.

“Parent” shall have the meaning set forth in the Preamble.

“Parent 401(k) Plan” shall have the meaning set forth in Section 5.7(e).

“Parent Common Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Parent Material Adverse Effect” shall mean any change, event, fact, effect, condition, development or occurrence that individually or in the aggregate with all other changes, events, facts, effects, conditions, developments or occurrences (A) prevents or materially delays or materially impairs the ability of Parent to consummate the Mergers and the other transactions contemplated by this Agreement or (B) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (B), in determining whether there has been a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would occur, any change, event, fact, effect, condition, development or occurrence to the extent attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which Parent and its Subsidiaries operate; (ii) the announcement of this Agreement or the pendency or consummation of the Mergers (it being understood that the exception in this clause (ii) shall not apply with respect to reference to Parent Material Adverse Effect in the portion of the representations and warranties contained in Section 4.4 the purposes of which are to address the consequences resulting from the execution of this Agreement or the consummation of the Mergers or with respect to Section 7.1 and Section 8.1(d)(i) to the extent relating to such portions of such representations and warranties); (iii) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (iv) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (v) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; (vi) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or any change, in and of itself, in the price or trading volume of shares of Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect, to the extent otherwise permitted by this definition); and (vii) the taking of any action expressly required by this Agreement (other than pursuant to the first paragraph of Section 5.3); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (iii), (iv) or (v) may be taken into account in determining whether there has been or would be a Parent Material Adverse Effect to the extent such changes, events, facts, effects or occurrences disproportionately adversely affect Parent and its Subsidiaries, taken as whole, in relation to other Persons in the industries in which Parent and its Subsidiaries operate.

“Parent Measurement Price” shall mean the volume weighted average trading price of the Parent Common Stock on NYSE for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date.

“Parent Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Parent SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for real property owned by Parent and its Subsidiaries, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) any Liens incurred in connection with the Financing; (i) Liens in the ordinary course of business consistent with past practice securing obligations in respect of short-term revolving lines of credit with sponsor banks as of the date hereof, the proceeds of which are used to fund settlement and merchant advances and (j) Liens set forth on Section 1.1(b) of the Parent Disclosure Letter.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.2(a).

“Parent SEC Documents” shall have the meaning set forth in Section 4.6(b).

“Parent Securities” shall have the meaning set forth in Section 4.2(a).

“Payoff Letter” shall have the meaning set forth in Section 5.10(c).

“Per Share Value” means the sum of (i) the Cash Value of the Stock Consideration and (ii) the Cash Consideration.

“Performance Share Unit” shall mean a Restricted Stock Unit the vesting of which is conditioned in part or in whole upon the satisfaction of applicable performance criteria.

“Permits” shall have the meaning set forth in Section 3.12(b).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for Owned Real Property provided to Parent, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; (h) any Lien incurred in connection with the Financing; (i) Liens securing obligations under or secured pursuant to the Existing Credit Facility; (j) Liens in the ordinary course of business consistent with past practice securing obligations in respect of short-term revolving lines of credit with sponsor banks in effect as of the date hereof, the proceeds of which are used to fund settlement and merchant advances; and (k) Liens set forth on Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“Preferred Stock” shall have the meaning set forth in Section 3.1(b).

“Proxy Statement” shall have the meaning set forth in Section 5.5(a).

“Recommendation” shall have the meaning set forth in Section 3.2(a).

“Reference Date” shall have the meaning set forth in Section 3.1(b).

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, or emptying into the indoor or outdoor environment.

“Representatives” shall have the meaning specified in Section 5.4(a).

“Required Information” shall mean (i) the Company Financial Statements, (ii) to the extent requested by Parent, all other financial information and financial data related to the Company and its Subsidiaries necessary for Parent to satisfy the conditions set forth in paragraph 5 and (if the Debt Financing Sources have exercised the Notes Flex) paragraph 12 of Exhibit C of the Debt Financing Commitments and (iii) if the Debt Financing Sources have exercised the Notes Flex, to the extent requested by Parent, all information and data related to the Company and its Subsidiaries that would be necessary for the lead arrangers to receive customary (in connection with an offering of debt securities of Parent pursuant to Rule 144A promulgated under the Securities Act) “comfort” letters (which shall include customary “negative assurance” comfort) from the independent accountants of the Company and its Subsidiaries in connection with such an offering; provided, that (x) for purposes of this definition, neither the Company nor any of its Subsidiaries nor any of their respective Representatives shall be responsible for the preparation of any pro forma financial statements or pro forma adjustments giving effect to the Mergers or the other transactions contemplated herein, (y) such information provided by the Company shall relate solely to the financial information and data derived from the Company’s historical books and records and (z) in no event shall the Required Information include financial statements for any Subsidiary of the Company, any “guarantor/non-guarantor” footnote to any financial statements of the Company and its Subsidiaries or any financials given effect to any change in any fiscal period.

“Restricted Stock Unit” shall mean a restricted stock unit or other similar deferred stock award, in each case, granted under a Company Equity Plan.

“Sanctions” shall have the meaning set forth in Section 3.12(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Significant Subsidiaries” means a Subsidiary of the Company that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stock Consideration” shall have the meaning set forth in Section 2.7(b).

“Stockholders Meeting” shall have the meaning set forth in Section 5.5(b).

“Subsidiary” shall mean, with respect to any Person, another Person, (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body or (b) more than fifty percent (50%) of the equity interests of which is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 3.1(c).

“Superior Proposal” shall have the meaning set forth in Section 5.4(b)(ii).

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add-on, value added, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Third Party Interests” shall mean any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

“Transaction Litigation” shall have the meaning set forth in Section 5.12.

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Underwater Option” shall mean any Option with an exercise price equal to or in excess of the Per Share Value.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws.

“Willful Breach” shall mean, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

ARTICLE II

MERGERS

2.1. Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub One shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Initial Merger, the Company shall continue as the surviving corporation and the separate corporate existence of Merger Sub One shall cease.

(b) Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, Parent shall cause the Company to be merged with and into Merger Sub Two, in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the DGCL and the DLLCA. Following the Follow-On Merger, Merger Sub Two shall continue as the Surviving Company and the separate corporate existence of the Company shall cease.

2.2. Closing. The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York at 9:00 A.M. on the third (3rd) Business Day after the date of the satisfaction or waiver of the conditions precedent set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur on the earlier of (i) the date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject in each case to the satisfaction or waiver of the conditions set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) as of the date determined pursuant to this proviso), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

2.3. Effective Time. Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Initial Certificate of Merger”) relating to the Initial Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Initial Merger shall become effective at the time of filing of the Initial Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Initial Certificate of Merger as the effective time of the Initial Merger (the “Effective Time”). Immediately following the Effective Time, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL and Section 18-209 of the DLLCA (the “Follow-On Certificate of Merger”) relating to the Follow-On Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and the DLLCA. The Follow-On Merger shall become effective at the time of filing of the Follow-On Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, or at such later time which the parties hereto shall have agreed and designated in the Follow-On Certificate of Merger as the effective time of the Follow-On Merger.

2.4. Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, (a) at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub One shall vest in the Company as the surviving corporation in the Initial Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub One shall become the debts, liabilities, obligations and duties of the Company as the surviving corporation in the Initial Merger, and (b) at the effective time of the Follow-On Merger, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub Two shall vest in Merger Sub Two as the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub Two shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case as provided under the DGCL and DLLCA, as appropriate.

2.5. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the surviving corporation in the Initial Merger as of the Effective Time, and the bylaws of Merger Sub One in effect immediately prior to the Effective Time shall be the by-laws of the surviving corporation in the Initial Merger as of the Effective Time, until amended in accordance with applicable Law. The certificate of formation of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the certificate of formation of the Surviving Company, and the limited liability company agreement of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the limited liability company agreement of the Surviving Company, in each case consistent with the obligations set forth in Section 5.9.

2.6. Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub Two immediately prior to the effective time of the Follow-On Merger shall be the initial directors of the Surviving Company as of the effective time of the Follow-On Merger, and the officers of Merger Sub Two immediately prior to the effective time of the Follow-On Merger be the initial officers of the Surviving Company as of the effective time of the Follow-On Merger.

2.7. Conversion of Shares and Equity Awards. At the Effective Time, by virtue of the Initial Merger and without any action on the part of any party or holder of any shares of Common Stock or common stock of Merger Sub One:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub One issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the surviving corporation in the Initial Merger.

(b) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Continuing Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Initial Merger, be converted into the right to receive (i) 0.6687 (as may be adjusted pursuant to this

Section 2.7(b), the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of Parent Common Stock (unless the aggregate number of shares of Parent Common Stock to be issued in the Mergers pursuant to this Section 2.7(b) together with Section 2.7(d) would exceed 19.9% of Parent’s issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (19.9% of such issued and outstanding shares rounded down to the nearest whole share, the “Maximum Share Number”) in which case the Exchange Ratio shall be reduced (the amount of such reduction, the “Exchange Ratio Reduction Number”) to the minimum extent necessary such that the aggregate number of shares of Parent Common Stock issuable in the Mergers pursuant to this Section 2.7(b) together with Section 2.7(d) equals the Maximum Share Number) (the “Stock Consideration”) and (ii) $53.28 in cash, without interest, plus, solely if the Exchange Ratio is adjusted pursuant to the preceding clause (i), the amount in cash equal to the Exchange Ratio Reduction Number multiplied by the Parent Measurement Price (the total cash per share of Common Stock to be paid pursuant to this clause (ii), the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate or Book-Entry Shares that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.9(e) and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Common Stock in accordance with Section 2.9(c), without interest.

(c)

(i) Each share of Common Stock held by the Company as treasury stock or held by Parent, or a Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(ii) Each share of Common Stock held by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time (the “Continuing Shares”) shall remain outstanding.

(d) Treatment of Equity Awards. Prior to the Effective Time, the Company shall take all actions necessary to effectuate the treatment of the Equity Awards as contemplated under this Section 2.7(d) and shall terminate, effective as of the Closing, each of the Company Equity Plans:

(i) As to each Option (that is not an Underwater Option) that is outstanding and unexercised immediately prior to the Effective Time, such Option shall, by virtue of the Initial Merger and without any action on the part of any party, be canceled and converted into the right to receive (x) the Cash Consideration (and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.9(e)) and (y) the Stock Consideration, in each case, with respect to each whole Net Option Share relating to such Option, and the portion of the Cash Consideration and the Stock Consideration relating to each fractional Net Option Share relating to such Option, in each case, as set forth in Section 2.7(b) hereto.

(ii) As to each Option that is an Underwater Option such Option shall be canceled and cease to exist immediately prior to the Effective Time, with no consideration therefor.

(iii) As to each Restricted Stock Unit (other than a Performance Share Unit), such Restricted Stock Unit shall, by virtue of the Initial Merger and without any action on the part of any party, become fully vested and cease to be subject to any forfeiture condition and be canceled and converted into the right to receive (x) the Cash Consideration (and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.9(e)) and (y) the Stock Consideration, in each case, for each share of Common Stock underlying such Restricted Stock Unit as set forth in Section 2.7(b) hereto. Any accrued but unpaid dividend equivalents corresponding to each such Restricted Stock Unit shall, by virtue of the Initial Merger and without any action on the part of any party, become fully vested and be paid in cash at the time the corresponding Restricted Stock Unit is settled.

(iv) As to each Performance Share Unit, immediately prior to the Effective Time, each such Performance Share Unit granted before December 1, 2015 shall vest assuming achievement of maximum performance and each such Performance Share Unit granted on or after December 1, 2015 shall vest assuming achievement at target performance, in each case, as set forth in each applicable award agreement, and such vested Performance Share Unit shall, by virtue of the Initial Merger and without any action on the part of any party, be canceled and converted into the right to receive (x) an amount in cash equal to the Cash Consideration (and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.9(e)) and (y) the Stock Consideration, in each case for each share of Common Stock underlying such vested Performance Share Unit as set forth in Section 2.7(b) hereto. Any accrued but unpaid dividend equivalents corresponding to each such Performance Share Unit shall, by virtue of the Initial Merger and without any action on the part of any party, become fully vested assuming achievement of maximum performance and be paid in cash at the time the corresponding Performance Share Unit is settled.

(v) Notwithstanding anything in this Section 2.7(d) to the contrary, any amounts receivable pursuant to this Section 2.7(d) by a holder of an Equity Award shall be reduced by the Applicable Withholding Amount, as provided in Section 2.9(j) hereof. In each case, the Applicable Withholding Amount in respect of an Equity Award shall first be applied to reduce the aggregate Cash Consideration payable in respect of such Equity Award and, to the extent such Applicable Withholding Amount exceeds the aggregate Cash Consideration payable in respect of an Equity Award, the excess of such Applicable Withholding Amount over the aggregate Cash Consideration payable in respect of such Equity Award shall be applied to reduce the Stock Consideration payable in respect of such Equity Award (based on the Parent Measurement Price).

(vi) Parent or the Surviving Company shall pay or issue, or cause to be paid or issued, the Cash Consideration and Stock Consideration described in this Section 2.7(d) within five (5) Business Days following the Initial Merger; provided that, notwithstanding anything to the contrary contained in this Agreement, any payment or settlement in respect of a Restricted Stock Unit or Performance Share Unit that immediately prior to the conversion described in Section 2.7(d)(iii) and Section 2.7(d)(iv) constituted deferred compensation subject to Section 409A of the Code shall be made on the earliest practicable payment or settlement date for such Restricted Stock Unit or Performance Share Unit that does not give rise to a violation of, or the imposition of taxes or penalties under, Section 409A of the Code. The Company and Parent shall cooperate to instruct, and provide other documentation reasonably required by, Parent’s transfer agent with respect to the Stock Consideration issuable in connection with the conversion of Equity Awards as provided in this Section 2.7(d).

2.8. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Mergers or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

2.9. Exchange of Common Stock.

(a) Exchange Agent; Exchange Fund. Prior to the Closing, Parent shall appoint a bank or trust company of national recognition and reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, at or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Certificates and Book-Entry Shares, for exchange in accordance with this Section 2.9, (i) certificates or evidence of book-entry shares representing a number of shares of Parent Common Stock equal to the Maximum Share Number, or such lesser number of shares of Parent Common Stock payable as the aggregate Stock Consideration pursuant to Section 2.7(b) and (ii) cash representing the sum of the aggregate Cash Consideration payable pursuant to Section 2.7(b) plus cash necessary to pay cash in lieu of fractional shares pursuant to Section 2.9(e) in respect of Common Stock (such shares of Parent Common Stock together with such cash, the “Exchange Fund”). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.9(c), which cash shall be considered part of the Exchange Fund.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event later than five (5) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of (x) a Certificate whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 2.7(b) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e) and (y) Book-Entry Shares whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 2.7(b) instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e). Each holder of record of one or more Certificates, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, and each holder of record of Book-Entry Shares, upon surrender to the Exchange Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Exchange Agent of an “agent’s message” in customary form or such other evidence as the Exchange Agent may reasonably request), shall be entitled to receive in exchange therefor (i) the amount of Cash Consideration to which such holder is entitled pursuant to Section 2.7(b), (ii) certificates or evidence of book-entry shares representing that number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.7(b), (iii) any dividends or distributions payable pursuant to Section 2.9(c) and (iv) cash in lieu of any fractional shares payable pursuant to Section 2.9(e), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.9(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e). No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.9(e), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Subject to escheat,

Tax or other applicable Law, following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole share of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole share of Parent Common Stock.

(d) No Further Ownership Rights in Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Book-Entry Shares, subject, however, to the Surviving Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Company for transfer, it shall be canceled against delivery of and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or Equity Awards, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Common Stock or an Equity Award who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (without interest) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Common Stock formerly represented by all Certificates and Book-Entry Shares surrendered by such holder, with respect to such holder’s Common Stock, or the portion of all of such holder’s Equity Awards convertible into Merger Consideration hereunder, with respect to such holder’s Equity Awards) would otherwise be entitled by (B) the Parent Measurement Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II.

(g) No Liability. None of Parent, the Merger Subs, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock, dividends or other distributions from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e) would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) After the Effective Time, any Common Stockholders or holder of Equity Awards will be entitled to look only to Parent or the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against Parent or the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(i) Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, indemnify Parent and the Surviving Company against any claim that may be made against Parent, a Merger Sub or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(j) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, the Merger Subs and the Surviving Company shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing. Subject to Section 2.9(f), to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Cash Consideration as contemplated hereby, any dividends or other distributions payable pursuant to Section 2.9(c) and cash in lieu of any fractional shares payable pursuant to Section 2.9(e), in each case to holders of Common Stock, Parent or the Surviving Company shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all applicable times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Section 2.9.

2.10. Certain Adjustments. If, during the Interim Period (and as permitted by Section 5.2 or Section 5.3), the outstanding shares of Parent Common Stock or Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration and the consideration payable to holders of Options and Restricted Stock Awards pursuant to Section 2.7(d) shall be equitably adjusted, without duplication, to proportionally reflect such change.

2.11. Conversion of Shares in the Follow-On Merger. At the effective time of the Follow-On Merger, by virtue of the Follow-On Merger and without any action on the part of any party, each share of common stock, par value $0.01 per share, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Follow-On Merger shall be converted into and become one limited liability company interest of the Surviving Company, and each limited liability company interest in Merger Sub Two issued and outstanding immediately prior to the effective time of the Follow-On Merger shall remain outstanding as a limited liability company interest of the Surviving Company.

2.12. Tax Consequences. It is intended that the Initial Merger and the Follow-On Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, and that this Agreement will constitute, and is adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; provided that this Section 2.12 will apply only if (i) the value of Parent Common Stock to be issued in the Initial Merger equals 40% or more of the aggregate value of all the consideration provided in the Mergers in exchange for Common Stock (including, without limitation, cash paid as Cash Consideration, cash paid to dissenters and cash paid in lieu of fractional shares). For the avoidance of doubt, in no event shall Parent be obligated to change any of the consideration (including by altering the portion of the Merger Consideration which is Stock Consideration and the portion which is Cash Consideration) to be paid under this Agreement in order for the Initial Merger and the Follow-On Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with, or furnished to, the SEC after January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), the Company represents and warrants to Parent and the Merger Subs as follows:

3.1. Due Incorporation; Capitalization; Indebtedness.

(a) Each of the Company and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company as amended through the date hereof and made available to Parent complete copies of the Organizational Documents of its Subsidiaries as amended through the date hereof, and none of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

(b) The entire authorized capital stock of the Company is one hundred and ten million (110,000,000) shares of capital stock, consisting of one hundred million (100,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and ten million (10,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the close of business on December 14, 2015 (the “Reference Date”): (i) 36,853,226 shares of Common Stock were issued and outstanding, which number does not include any shares of Common Stock held by the Company in treasury, (ii) no shares of Preferred Stock were outstanding, (iii) 8,400 shares of Common Stock are currently subject to Options, (iv) 791,691 shares of Common Stock are currently subject to Restricted Stock Units (excluding Performance Share Units), (v) 803,196 shares of Common Stock are currently subject to Performance Share Units (assuming applicable performance criteria are satisfied at maximum levels for all Performance Share Units except those granted on or after December 1, 2015, which assume applicable performance criteria are satisfied at target levels), and (vi) 4,727,276 shares of Common Stock are reserved for issuance pursuant to future awards under the Benefit Plans. Section 3.1(b)(i) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each holder of Equity Awards, specifying, on a holder-by-holder basis (i) the name of each holder, (ii) the number of shares of Common Stock subject to each such award, (iii) the grant date of each such award, (iv) the exercise price for each Option and (v) the expiration date of each Option. Each Option has been granted with a per share exercise price at least equal to the per share fair market value, as reasonably and in good faith determined by the Board or a committee thereof under Section 409A of the Code, of a share of Common Stock on the applicable date of grant. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. No shares of the Common Stock are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation or by-laws of the Company or any agreement to which the Company is a party or otherwise bound. Except as set forth in this Section 3.1 and in Section 3.1(b)(ii) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements to acquire from the Company, or other obligation of the Company to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iv) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, (v) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or similar agreements or obligations (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value from the Company or any of its Subsidiaries based on the revenues, earnings or financial performance, or stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than in connection with the exercise, settlement or vesting of Equity Awards outstanding as of the Reference Date in accordance with their terms). No Subsidiary of the Company owns any shares of capital stock of the Company. Since the Reference Date, through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Equity Awards outstanding as of the Reference Date in accordance with their terms) or issued or granted any other rights to purchase or receive capital stock or granted any Equity Awards.

(c) All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries, free and clear of any Liens other than Permitted Liens. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth in Section 3.1(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options, warrants or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of all of the Company’s Subsidiaries. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, other than as referred to in this Section 3.1, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Neither the Company nor any of its Subsidiaries owns any Third Party Interests other than as set forth in Section 3.1(e) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or equity contribution or similar advance to, any Person, other than as set forth in Section 3.1(e) of the Company Disclosure Letter.

(f) As of the date of the Agreement, the only principal amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany amounts or operating leases) outstanding under the Existing Credit Facility is (A) $121,300,000 of revolving loans and (B) $356,250,000 of term loans.

3.2. Due Authorization.

(a) The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the affirmative vote (in person or by proxy) by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon to adopt this Agreement (the “Company Requisite Vote”) at the Stockholders Meeting, or at any adjournment or postponement thereof, and the filings under Section 2.3, to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. The Company Board has adopted resolutions unanimously (i) approving the execution, delivery and performance of this Agreement, (ii) determining that this Agreement and the Mergers are fair to and in the best interests of the Company’s stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement (the “Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption. The Company has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by Parent and the Merger Subs, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles. The only vote of the stockholders of the Company required to adopt and approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

(b) Prior to the execution of this Agreement, the Company and the Company Board have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law, each of the execution of this Agreement, the Mergers and any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

3.3. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, (b) filings under the HSR Act, (c) the applicable requirements of the Securities Act, the Exchange Act and state securities takeover and “blue sky” laws, as may be required in connection with the Mergers (including the filing of the Form S-4), (d) any filings with and approvals of the New York Stock Exchange (“NYSE”) and (e) as set forth in Section 3.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Certificate of Incorporation or by-laws of the Company or any of the Organizational Documents of the Company’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”) or any Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v), where any such requirement, registration, notification, filing, consent, action, Lien, right, violation, conflict, breach or default would not be reasonably expected to have a Company Material Adverse Effect.

3.4. Financial Statements; Company SEC Documents; No Undisclosed Liabilities; Information Supplied.

(a) There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (“Liabilities”), except (i) Liabilities disclosed in Section 3.4(a) of the Company Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Company Balance Sheet, (iii) Liabilities incurred since the date of the Latest Company Balance Sheet in the ordinary course of business consistent with past practice or (iv) Liabilities that would not be reasonably expected to have a Company Material Adverse Effect.

(b) Each report, schedule, form, statement and other document (including any amendments or supplements thereto) required to be furnished or filed by the Company and its Subsidiaries with the SEC since January 1, 2013 (such documents, together with any documents filed with the SEC by the Company and its Subsidiaries during such period, including any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) has been timely filed or otherwise furnished by the Company to the SEC and (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2012 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of SOX. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. None of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. Each of the consolidated financial statements (including all related notes and schedules) included in the Company SEC Documents (A) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (B) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments not material in nature or amount) and (C) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries. The books and records of the Company and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accountant of the Company or its Subsidiaries has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) The Company and its Subsidiaries have established and maintain systems of internal accounting controls with respect to their businesses designed to ensure that (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company and (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Company maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective in ensuring that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Such internal control over financial reporting is effective in all material respects in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes, in each case, in accordance with GAAP. The Company’s chief executive officer and chief financial officer have disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and in each case the Company has made available to Parent (or its Representatives) prior to the date of this Agreement all such disclosures from January 1, 2013 to the date of this Agreement. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act. To the Knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without additional qualification, when next due.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(e) None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or the Merger Subs specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

3.5. Title to Assets, etc. Except as disclosed in Section 3.5 of the Company Disclosure Letter and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties reflected in the consolidated financial statements included in the Company SEC Documents or that are material to its business as conducted as of the date of this Agreement (the “Assets”), in each case, free and clear of any Lien, except for Permitted Liens, (ii) any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the current use of any such Asset by the Company or any of its Subsidiaries or materially detract from the value of any such Asset, and (iii) to the Knowledge of the Company, there are no facts or conditions affecting any Assets that, with or without notice or the lapse of time, or both, would reasonably be expected, individually or in the aggregate, to materially interfere with the use, occupancy or operation of such Assets as of the date of this Agreement and as of the Closing.

3.6. Intellectual Property.

(a) Section 3.6(a) of the Company Disclosure Letter contains a true and complete list as of the date of this Agreement of all of the registered or pending applications for Intellectual Property that is owned by (to the extent material to the Company and its Subsidiaries) the Company or any of its Subsidiaries (“Owned Intellectual Property”). Except as disclosed in Section 3.6(a) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries has granted any license to a third party or agreed to pay to or receive from a third party any royalty or other payment in respect of any of such Owned Intellectual Property (other than any non-exclusive trademark and software licenses granted to customers or vendors in the ordinary course of business), (B) to the Knowledge of the Company, the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe on the Intellectual Property rights of any Person and, to the Knowledge of the Company, no other Person is infringing on the Intellectual Property rights owned by the Company and its Subsidiaries, (C) there are no claims, proceedings or litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging infringement or misappropriation of any third party Intellectual Property rights by the Company or any of its Subsidiaries, and (D) since January 1, 2013, no third party has asserted any such claim in writing or otherwise against the Company or its Subsidiaries (1) challenging or seeking to deny or restrict in any material respect the rights of the Company or its Subsidiaries in the Owned Intellectual Property or (2) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any Intellectual Property of any third party. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is using any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancelation or unenforceability of such Owned Intellectual Property.

(b) Section 3.6(b) of the Company Disclosure Letter lists all agreements (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software and other than any non-exclusive trademark licenses granted to customers or vendors in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound as of the date hereof, that provide for (i) licenses of Intellectual Property to the Company or any of its Subsidiaries by any other Person, including any exclusive license of Intellectual Property (a “License”), (ii) agreements otherwise granting or restricting the right to use Owned Intellectual Property, and (iii) agreements indemnifying any Person with respect to or otherwise directly relating to Intellectual Property used or held for use in the business of the Company or any of its Subsidiaries, in each case of (i), (ii) and (iii) to the extent material to the business of the Company and its Subsidiaries. The Owned Intellectual Property and the intellectual property licensed by the Company and its Subsidiaries constitute all of the material Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries consistent with past practice.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries own all right, title and interest in and to, or have the right to use, all other Intellectual Property used in or necessary for the operation of their respective businesses, in each case free and clear of all Liens other than Permitted Liens (provided that the foregoing representation will not be read as a representation of non-infringement, which is solely dealt with in Section 3.6(a)(B)).

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, no current or former employee, consultant or contractor has any valid claim of ownership to any material Owned Intellectual Property, or has asserted any such claim of ownership or right. All material Owned Intellectual Property was (i) developed by employees of the Company or its Subsidiaries within the scope of their employment; or (ii) developed by independent contractors who have irrevocably assigned the entire right, title, and interest in and to such Intellectual Property to the Company and/or its Subsidiaries pursuant to written agreements.

3.7. Contracts.

(a) Section 3.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all contracts, agreements, commitments, arrangements and other instruments, in each case, other than any Benefit Plan, in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound or to which any of the Assets is subject (whether or not actually listed in Section 3.7(a) of the Company Disclosure Letter, the “Material Contracts”):

(i) any Contract that is filed or would be required to be filed by the Company as a material contract pursuant to Item 601(b)(1) of Regulation S-K of the SEC;

(ii) any Contract with a Card Scheme by which the Company and its Subsidiaries is enabled to process the cards of such Card Scheme;

(iii) any contract or agreement that (A) restricts the Company or any of its Affiliates (or the Surviving Company or any of its Affiliates after the Closing) from engaging in any material line of business or (B) contains exclusivity obligations or restrictions binding on the Company or any of its Affiliates which materially affect or materially limit the operations of the Company or any of its Affiliates (or the Surviving Company or any of its Affiliates after the Closing);

(iv) any agreement or series of related agreements, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or material assets or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transaction with a notional amount equal to or greater than five million dollars ($5,000,000);

(vi) any agreement relating to indebtedness of the Company and any of its Subsidiaries, or the guarantee thereof, in an aggregate principal amount equal to or greater than (or commitments equal to or greater than) five million dollars ($5,000,000);

(vii) any Licenses or Contracts governing the provision of any material information technology related services, by or to the Company or any of its Subsidiaries, in each case, to the extent material to their respective businesses (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software or services);

(viii) any Contract relating to any acquisition or divestiture that contains any indemnification rights or obligations under which the Company or any of its Subsidiaries would reasonably be expected to incur any material liability, or credit support relating to such indemnification rights or obligations, or any earn-out, contingent payment or similar obligations;

(ix) all agreements that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries;

(x) any (A) agreement to which the Company or any of its Subsidiaries is subject as of the date hereof that is a settlement or similar agreement (1) with any Governmental Authority, (2) that binds the Company or any of its Subsidiaries to any conduct or equitable relief or (3) that requires the Company or any of its Subsidiaries to pay an amount of money in excess of one million dollars ($1,000,000) that has not been completely paid as of the date of this Agreement or (B) Order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xi) any agreement pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person;

(xii) any Bank Sponsorship Agreement;

(xiii) any Contract pursuant to which the Company or any of its Subsidiaries provides services to customers and which generated revenues to the Company or any of its Subsidiaries of two million dollars ($2,000,000) or more in the twelve month period ended August 31, 2015;

(xiv) agreement expected to result in payments of in excess of two million dollars ($2,000,000) by the Company or its Subsidiaries in any twelve month period following the date of the Agreement;

(xv) any collective bargaining agreement; and

(xvi) any partnership, equity joint venture, limited liability company or other similar agreements or arrangements (including any material agreement providing for joint research, development or marketing).

(b) Each Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material default thereunder or result in or give any Person a right of acceleration or early termination thereof. The Company has made available to Parent and the Merger Subs a true and complete copy of each Material Contract (including all material modifications and amendments thereto and written waivers thereunder as of the date hereof) or, if applicable, form of Material Contract.

3.8. Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and since January 1, 2013 has been, insured with respect to the Assets and the conduct of each of their respective businesses in such amounts and against such risks as are sufficient for compliance with Laws and as are adequate to protect the Assets and the conduct of their respective businesses in accordance with customary industry practice. The Company or one of its Subsidiaries is a “named insured” or an “insured” under each such insurance policy. None of the Company or any of its Subsidiaries has been refused any insurance, nor has any of their coverage been limited, by any insurance carrier to which any of them has applied for insurance or with which any of them has carried insurance as of the date hereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no material claim by or with respect to the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been denied by the underwriters of such policies. All premiums payable under such policies have been timely paid, and the Company and its Subsidiaries have otherwise materially complied with the terms and conditions of such policies. To the Knowledge of the Company, since the time any such policies were last renewed or issued, there has not been any threatened termination of, material premium increase with respect to or material alteration of coverage under any of such policies.

3.9. Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter lists each material Benefit Plan.

(b) With respect to each material Benefit Plan, a true and correct copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last plan year, (iii) the most recently received IRS determination letter, if any, relating to such Benefit Plan,

(iv) the most recent actuarial report and/or financial statement, if any, relating to such Benefit Plan, (v) all material correspondence with a Governmental Authority in respect of such Benefit Plan during the two (2) plan years prior to the date hereof, and (vi) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and, to the Knowledge of the Company, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Benefit Plan; (ii) all Benefit Plans comply and have been operated in accordance with their terms and the requirements of Law applicable thereto; (iii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Benefit Plan; (iv) the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Benefit Plan or their related trusts which would reasonably be expected to result in a liability of the Company; (v) no Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (vi) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law.

(d) Neither the Company nor any ERISA Affiliate, during the six (6) years prior to the date hereof, has maintained, contributed to, been required to contribute to (i) any plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, or (ii) any Multiemployer Plan.

(e) Neither the Company nor any of its Subsidiaries has any liability under any Benefit Plan or otherwise for providing post-retirement health, medical and life insurance benefits for retired, former or current employees, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(g) Except as expressly provided under this Agreement or as set forth in Section 3.9(g) of the Company Disclosure Letter or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event): (i) entitle any current or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, officer, director or individual independent contractor, (iii) result in any forgiveness of Indebtedness of any such employee, officer, director or individual independent contractor, trigger any funding obligation under any Benefit Plan or impose any restrictions or limitations on the Company’s rights to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.10. Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions) and all such Tax Returns are true, complete and correct.

(ii) All Taxes due and payable by or with respect to the Company or any of its Subsidiaries (whether or not shown on a Tax Return) have been timely paid, or, where payment is not yet due, adequate reserves have been established on the financial statements of the Company in accordance with GAAP, and there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(iii) Each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(iv) There are no waivers or extensions of any statute of limitations or any periods for assessment or collection currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries. There are no Tax Proceedings with respect to Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries pending or threatened in writing. No Taxing Authority has asserted in writing any deficiency or claim with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open or that has not been finally settled. No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a Tax Return has asserted in writing that the Company or such Subsidiary is required to file such Tax Return in such jurisdiction.

(v) Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(vi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale or open transaction disposition made on or entered into prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law), (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law), or (vi) “intercompany transaction” within the meaning of Treasury Regulations Section 1.1502-13. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

3.11. Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (a) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied Order, (b) there is no investigation, charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing or, to the Knowledge of the Company, inquiry or investigation, of any nature (civil, criminal, regulatory or otherwise) in Law or in equity (“Litigation”), of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened against or affecting any of the Company, its Subsidiaries or the Assets and (c) as of the date hereof, there is no Litigation involving the Company, any of its Subsidiaries or the Assets, pending or, to the Knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

3.12. Regulatory Matters.

(a) Except with respect to matters that are the subject of Section 3.9, Section 3.10, Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter, or as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2013 has been, in compliance with all applicable laws, statutes, Orders, rules, and regulations of all Governmental Authorities, including the rules and regulations of the Card Schemes (collectively, “Laws”), (ii) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has, directly or indirectly, (A) used any funds of the Company or any of its Subsidiaries for material unlawful contributions, material unlawful gifts, material unlawful entertainment or other material unlawful expenses relating to political activity, (B) made any material unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (C) violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or is in material violation of any similar anticorruption Law, (D) established or maintained any material unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (E) made any material fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (F) made any material unlawful bribe, material unlawful kickback or other material unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, (iii) since January 1, 2013, (A) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees, auditors, accountants or representatives, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or any material complaint, allegation, assertion or claim from employees of the Company or its Subsidiaries regarding questionable accounting or auditing matters with respect to the Company or its Subsidiaries, and (B) no attorney representing the Company or its Subsidiaries, whether or not employed by the Company or its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or chief executive officer of the Company, and (iv) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, Representative or Affiliate of the Company or any of its Subsidiaries, has, since January 1, 2013, taken any action, directly or indirectly, that would result in a violation of laws and regulations imposing U.S. or E.U. or U.K. economic sanctions measures, including any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the International Emergency Economic Powers Act, the Trading with the Enemy Act, or the Iran Sanctions Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, “Sanctions”) and neither the Company nor any of its Subsidiaries nor, to the Knowledge

of the Company, any other Person acting for or on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee, Representative or Affiliate of the Company or any of its Subsidiaries, is a Person that is the subject or target of Sanctions or designated as a “Specially Designated National” or “Blocked Person” by OFAC.

(b) Except with respect to matters that are the subject of Section 3.9, Section 3.10, Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (i) all approvals, permits, franchises, grants, licenses, easements, variances, consents, certificates, clearances, permissions, qualifications, registrations, orders, exceptions, exemptions and similar authorizations (collectively, “Permits”) of all Governmental Authorities and Card Schemes necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now conducted have been obtained and are valid and in full force and effect and all fees and assessments due and payable in connection therewith, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect have been paid, (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any Permit and (iii) none of the Permits of the Company or its Subsidiaries will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

3.13. Environmental Matters. Except as set forth on Section 3.13 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance and, within the applicable statutes of limitation, have complied with all Environmental Laws, including the possession of all Permits required under Environmental Laws to operate all facilities owned, operated or leased and the business as conducted, and the compliance with their terms and conditions;

(b) neither the Company nor any of its Subsidiaries (i) is party to any pending Litigation under any Environmental Law, and to the Knowledge of the Company, no such Litigation is threatened, or (ii) is subject to any judgment, decree, order or similar requirement, relating to any Environmental Law;

(c) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law with respect to the Release or threatened Release of Hazardous Substances at any location;

(d) there has been no Release or threatened Release at, on, in or under any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries that would reasonably be expected to result in Liability to the Company or any of its Subsidiaries; and

(e) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location under circumstances that would reasonably be expected to result in Liability pursuant to Environmental Laws.

3.14. Absence of Changes. Except as disclosed in Section 3.14 of the Company Disclosure Letter, since the Balance Sheet Date and prior to the date hereof, the businesses of the Company and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice and have not taken any action that if occurred after the date hereof would require the consent of Parent pursuant to the terms of Section 5.2(a), (b), (h), (k), (l), (m), (n), (p), (r), (s) or (t) hereof. Since the Balance Sheet Date, there has not been any change, event, fact, effect, condition, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15. Labor Relations; Compliance.

(a) Collective Bargaining Agreements and Labor Relations. Except as set forth in Section 3.15(a)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing any employees employed by the Company or any of its Subsidiaries. Except as set forth in Section 3.15(a)(ii) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2013, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any strike, slowdown, picketing, or work stoppage by, or lockout of, or to the Knowledge of the Company union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (ii) any proceeding or suit against or materially affecting the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (iii) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries.

(b) Compliance with Law. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters. Neither the Company nor any of its Subsidiaries is bound by any consent decree with any Governmental Authority arising out of any employment or labor issues, and, to the Knowledge of Seller, none has been threatened. Since January 1, 2013, there have been no claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer or director of the Company nor any of its Subsidiaries and, to the Knowledge of the Company, there have been no threats of such claims or actions which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) WARN Act. Except as set forth in Section 3.15(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twenty-four (24) months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company or any of its Subsidiaries announced any such action or program for the future.

3.16. Real Property.

(a) Leased Real Property. Each material Lease is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, the Company or the applicable Subsidiary of the Company party to the respective material Lease pertaining to the Company’s material Leased Real Property has good and valid title to the leasehold estate under such material Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any such material Lease. Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property or the Owned Real Property with annual rental payments in excess of four hundred and eighty thousand dollars ($480,000).

(b) Owned Real Property. Section 3.16(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of all Owned Real Property (together with the Leased Real Property, the “Company Real Property”). Section 3.16(b) of the Company Disclosure Letter sets forth the address and owner of each parcel of Owned Real Property as of the date hereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or the Company’s Subsidiaries, as applicable, have good, valid and marketable fee simple title to all of the Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there is issued and in effect with respect to all of the Owned Real Property valid and enforceable owner’s title insurance policies, (and true and correct copies of title insurance policies relating to all material Owned Real Property as of the date hereof have been provided to Parent) and (iii) none of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(c) There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that materially and adversely interfere with the use, or could materially adversely affect the value of, any Company Real Property or any part thereof, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(d) All of the buildings, structures and other material improvements located on the Company Real Property are in good operating condition and repair (normal wear and tear excepted), suitable for the conduct of the Company’s its Subsidiaries’ business at such Company Real Property, except for any failure to be in such condition and repair that would not reasonably be expected to have a Company Material Adverse Effect.

3.17. Related Party Transactions. As of the date of this Agreement, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the shares of Common Stock or any director, officer, employee or Affiliate of the Company or any of its Subsidiaries, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

3.18. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Financial Technology Partners LP and FTP Securities LLC, and Greenhill & Co., LLC (the “Company Financial Advisors”). The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company, on one hand, and either Company Financial Advisor, on the other hand, relating to the Mergers and the other transactions contemplated by this Agreement.

3.19. Opinions of Financial Advisor. The Company Board has received an opinion of Greenhill & Co., LLC, dated as of the date of this Agreement and to the effect that, as of the date of such opinion and based on and subject to the various assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock (other than Parent and its Affiliates). Promptly after receipt of the written opinion, the Company will deliver a copy of such written opinion to Parent solely for informational purposes.

3.20. Reorganization. Subject to Section 2.12, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take (or failed to take) any action, that could reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21. No Additional Representations. Except as otherwise expressly set forth in this Article III, neither the Company or any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC after June 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent and the Merger Subs jointly and severally represent and warrant to the Company that:

4.1. Due Incorporation. Each of Parent and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except, with respect to Parent’s Subsidiaries other than the Merger Subs, where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents in any material respect. All of the issued and outstanding equity interests of each Merger Sub are owned directly by Parent free and clear of Liens of any kind, other than Parent Permitted Liens.

4.2. Capitalization.

(a) The entire authorized capital stock of Parent consists of 200,000,000 shares of common stock, without par value (the “Parent Common Stock”) and 5,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”). At the close of business on the Reference Date: (i) 129,280,479 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury, (iv) 903,862 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (v) 862,188 shares of Parent Common Stock were subject to restricted stock unit awards with respect to Parent Common Stock (assuming applicable performance criteria, if any, are satisfied at target levels), (vi) 778,990 shares of restricted Parent Common Stock were issued and outstanding, (vii) 2,510,096 shares of Parent Common Stock were available for issuance under Parent’s Employee Stock Purchase Plan, and (viii) 12,609,447 shares of Parent Common Stock were reserved for issuance pursuant to future awards under benefit plans of Parent (excluding Parent’s Employee Stock Purchase Plan). No shares of Parent Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the GBCC, the Organizational Documents of Parent or any agreement to which Parent is a party or otherwise bound. Except as set forth in this Section 4.2 and in Section 4.2 of the Parent Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in Parent, (ii) securities of Parent convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iii) options, warrants or other rights or agreements to acquire from Parent, or other obligations of Parent to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in Parent or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iv) voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, (v) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or similar agreements or obligations (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of Parent or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (other than in connection with the exercise, settlement or vesting of equity awards related to Parent Securities outstanding as of the Reference Date, Parent’s Employee Stock Purchase Plan or Parent’s Securities Repurchase Plan, in each case, in accordance with their terms).

(b) All of the shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Stock Consideration when issued will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the GBCC, the Organizational Documents of Parent, or any agreement to which Parent is a party or otherwise bound.

4.3. Due Authorization. Each of Parent and each Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, and the consummation by Parent and the Merger Subs of the applicable transactions contemplated hereby, including the Mergers, have been duly and validly approved by the unanimous vote of the boards of directors or other governing body of Parent and each Merger Sub and, immediately following execution and delivery of this Agreement, will be adopted by Parent as the sole stockholder of Merger Sub One and the sole member of Merger Sub Two, and no other corporate actions or proceedings on the part of Parent or either Merger Sub or their respective stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. Each of Parent and each Merger Sub has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and each Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

4.4. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, and (b) filings under the HSR Act, (c) the applicable requirements of the Securities Act, the Exchange Act and state securities takeover and “blue sky laws, as may be required in connection with the Mergers (including the filing of the Form S-4) and (d) any filings with and approvals of NYSE, the execution, delivery and performance by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound or any Permit affecting the assets or business of Parent or a Merger Sub; or (v) result in the creation or imposition of any Lien other than Parent Permitted Liens on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) where any such requirement, registration, notification, filing, consent, action, Lien, right, violation, conflict, breach or default would not be reasonably expected to have a Parent Material Adverse Effect.

4.5. Operations of the Merger Subs. Each Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligations other than those incident to its formation and in connection with the transactions contemplated by this Agreement. Merger Sub Two is, and at the effective time of the Follow-On Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

4.6. Financial Statements; Parent SEC Documents; Information Supplied.

(a) There are no Liabilities of Parent and its Subsidiaries, except (i) Liabilities disclosed in Section 4.6(a) of the Parent Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Parent Balance Sheet, (iii) Liabilities incurred since the date of the Latest Parent Balance Sheet in the ordinary course of business consistent with past practice or (iv) Liabilities that would not be reasonably expected to have a Parent Material Adverse Effect.

(b) Each report, schedule, form, statement and other document (including any amendments or supplements thereto) required to be furnished or filed by Parent and its Subsidiaries with the SEC since June 1, 2013 (such documents, together with any documents filed with the SEC by Parent and its Subsidiaries during such period, including any amendments or supplements thereto, collectively referred to as the “Parent SEC Documents”) has been timely filed or otherwise furnished by Parent to the SEC and (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since June 1, 2012 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of SOX. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. None of the Parent SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. Each of the consolidated financial statements (including all related notes and schedules) included in the Parent SEC Documents (A) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (B) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments not material in nature or amount) and (C) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries. The books and records of Parent and its Subsidiaries have been and are being maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accountant of Parent or its Subsidiaries has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Parent and its Subsidiaries have established and maintain systems of internal accounting controls with respect to their businesses designed to ensure that (i) all transactions are executed in accordance with the general or specific authorization of the management of Parent, and (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Parent maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective in ensuring that material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Such internal control over financial reporting is effective in all material respects in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes, in each case, in accordance with GAAP. Parent’s chief executive officer and chief financial officer have disclosed, based on the most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (A) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and in each case Parent has made available to the Company (or its Representatives) prior to the date of this Agreement all such disclosures from June 1, 2012 to the date of this Agreement. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act. To the Knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without additional qualification, when next due.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s financial statements or other Parent SEC Documents.

(e) None of the information supplied or to be supplied by or on behalf of Parent or a Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or a Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

4.7. Litigation. Except as set forth on Section 4.7 of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (a) none of Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no Litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets, (c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets and (d) as of the date hereof, there is no Litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

4.8. Regulatory Matters.

(a) Except as set forth in Section 4.8(a) of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since June 1, 2013 has been, in compliance with all applicable Laws and (ii) neither Parent nor its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, employees or agents has, directly or indirectly, (A) used any funds of Parent or any of its Subsidiaries for material unlawful contributions, material unlawful gifts, material unlawful entertainment or other material unlawful expenses relating to political activity, (B) made any material unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (C) violated or is in violation of the

U.S. Foreign Corrupt Practices Act of 1977, as amended, or is in material violation of any similar anticorruption Law, (D) established or maintained any material unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (E) made any material fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (F) made any material unlawful bribe, material unlawful kickback or other material unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, (iii) since June 1, 2013, (A) neither Parent nor its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, employees, auditors, accountants or representatives, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or its Subsidiaries or any material complaint, allegation, assertion or claim from employees of Parent or its Subsidiaries regarding questionable accounting or auditing matters with respect to Parent or its Subsidiaries, and (B) no attorney representing Parent or its Subsidiaries, whether or not employed by Parent or its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof, or to the General Counsel or chief executive officer of the Parent, and (iv) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other Person acting for or on behalf of Parent or any of its Subsidiaries, including any director, officer, agent, employee, Representative or Affiliate of Parent or any of its Subsidiaries, has, since June 1, 2013, taken any action, directly or indirectly, that would result in a violation of laws and regulations imposing U.S. or E.U. or U.K. economic sanctions measures, including any Sanctions, and neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other Person acting for or on behalf of Parent or any of its Subsidiaries, including any director, officer, agent, employee, Representative or Affiliate of Parent or any of its Subsidiaries, is a Person that is the subject or target of Sanctions or designated as a “Specially Designated National” or “Blocked Person” by OFAC.

(b) Except as set forth in Section 4.8(b) of the Parent Disclosure Letter or as would not reasonably be expected to have a Parent Material Adverse Effect, (i) all Permits of all Governmental Authorities and Card Schemes that are required to permit Parent and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of Parent, any threatened cancelation or revocation, of any Permit.

4.9. Absence of Changes. Except as disclosed in Section 4.9 of the Parent Disclosure Letter, since May 31, 2015, and prior to the date hereof, the businesses of Parent and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice. Since May 31, 2015, there has not been any change, event, fact, effect, condition, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.10. Financial Ability. Parent has delivered to the Company true, complete and correct copies of the executed commitment letter, dated as of the date hereof, from the Debt Financing Sources and the executed fee letter (with only the amounts or fees, “pricing flex” and economic terms therein redacted (none of which redacted terms will affect the amount or availability of the financing contemplated thereby)) associated therewith (such commitment letter, including all exhibits schedules, annexes, supplements, amendments and joinders thereto and the fee letter, including all exhibits, schedules, annexes, supplements, amendments and joinders thereto, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein (including after giving effect to any “flex” provisions in the fee letter (including, for the avoidance of doubt, any Notes (as defined in such fee letter, the “Debt Financing”) for the purposes of financing the Mergers and related fees and expenses. Parent will have at Closing, together with cash on hand at the Company, all funds necessary to (a) pay the aggregate Cash Consideration payable to holders of Common Stock and Equity Awards pursuant to and in accordance with the terms of this Agreement, (b) repay, redeem, purchase, defease or discharge on the Closing Date any indebtedness then-outstanding under the Existing Credit Facility (up to the amounts outstanding as of the date hereof or permitted to be incurred pursuant to the terms of the Agreement) (to the extent any such repayment, redemption, purchase, defeasance or discharge is required in connection with the consummation of the transactions contemplated by this Agreement) and (c) pay any fees and expenses or other amounts payable by Parent in connection with the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and are the valid and binding obligations of Parent and, to the

Knowledge of the Parent, the other parties thereto, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief. As of the date of this Agreement, the Debt Financing Commitments have not been amended or otherwise modified in any respect and to the Knowledge of Parent, no amendment or modification of the Financing Commitments is contemplated (other than customary joinder agreements with respect to additional lenders). As of the date of this Agreement, to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of any of Parent or the Merger Subs under the Debt Financing Commitments. As of the date of this Agreement, the commitment contained in the Debt Financing Commitments has not been terminated, reduced, withdrawn or rescinded in any respect and, to the Knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated. Parent has paid in full any and all commitment fees or other fees and amounts in connection with the Debt Financing Commitments that are payable on or prior to the date of this Agreement. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount (or any portion) of the Debt Financing, including any condition or other contingency relating to the availability of the Debt Financing pursuant to any “flex” provision, other than as set forth in the Debt Financing Commitments. As of the date of this Agreement and assuming satisfaction or waiver (to the extent permitted by law) of the conditions to Parent’s and Merger Subs’ obligation to consummate the Mergers, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis or that the Debt Financing will not be available to Parent at the Effective Time.

4.11. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from Parent or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Barclays Capital Inc.

4.12. Reorganization. Subject to Section 2.12, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take (or failed to take) any action, that could reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13. No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither Parent nor any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

5.1. Access to Information and Facilities.

(a) From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), subject to Section 5.1(c), the Company shall, and shall cause its Subsidiaries to, give Parent and its Representatives and Financing Sources, upon reasonable notice, reasonable access during normal business hours to the books and records (including personnel records), real property, offices and facilities of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to make the officers and employees of the Company and its Subsidiaries available to Parent and its Representatives and to furnish to Parent all financial, operating and other data and information, in each case, as Parent shall from time to time reasonably request, in each case to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses or otherwise result in any significant interference with the prompt and timely discharge by their employees of their normal duties or violate any applicable Law (provided that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access and disclosure); provided, however, that this Section 5.1 does not authorize any invasive or destructive environmental testing or sampling of the Company Real Property.

(b) During the Interim Period, subject to Section 5.1(c), to the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent and the Merger Subs set forth in Article IV and the satisfaction of the conditions precedent set forth in Section 7.1 or Section 7.2, Parent shall, and shall cause its Subsidiaries to, give the Company and its Representatives, upon reasonable notice, reasonable access during normal business hours to reasonably accessible information and relevant officers and employees of Parent and its Subsidiaries.

(c) Nothing in Section 5.1(a) or Section 5.1(b) shall require the Company or Parent to provide access or to disclose any information to the other party or its representatives if such access or disclosure would be in violation of applicable Laws or binding agreements entered into by the Company or its Subsidiaries or Parent or its Subsidiaries, as the case may be, prior to the date of this Agreement or would reasonably be expected to result in a loss or impairment of the protection of any attorney-client or work product privilege (provided that the Company or Parent, as the case may be, uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Laws or binding agreements or would not result in the loss or impairment of such privilege). If any of the information or material furnished pursuant to Section 5.1(a) or Section 5.1(b) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company or Parent that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine. All such information provided by the Company or Parent shall be subject to the terms of the Confidentiality Agreement.

5.2. Preservation of Company Business. During the Interim Period, other than (i) as required or expressly permitted by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law or (iv) as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to (1) be operated only in the ordinary course of business and consistent with past practice in all material respects, and (2) use commercially reasonable efforts to preserve intact in all material respects their businesses and the Assets, keep available the services of directors, officers and employees and preserve intact their relationships with bank sponsors, Card Schemes, customers and others having business dealings with them. Without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to, other than (i) as otherwise required or expressly permitted by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law or (iv) as set forth in Section 5.2 of the Company Disclosure Letter:

(a) amend their respective Organizational Documents;

(b) sell, lease, transfer, license, assign or otherwise dispose of any Asset having a value in excess of one million dollars ($1,000,000) individually or five million dollars ($5,000,000) in the aggregate, other than transactions among the Company and its Subsidiaries or solely among the Company’s Subsidiaries or licenses with respect to trademarks and software in the ordinary course of business consistent with past practice;

(c) except as required by applicable Law or as required under the terms of any collective bargaining agreement or Benefit Plan as in effect on the date hereof, (i) increase or agree to increase the compensation or employee benefits payable or to become payable to any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries, other than with respect to customary and ordinary course of business, consistent with past practice, (A) adjustments to base salaries or base wages of employees or officers whose annualized compensation for the current calendar year is scheduled to be less than one hundred and seventy-five thousand dollars ($175,000) and (B) annual increases in annual base salary or base wages of employees or officers to be effective for the 2016 calendar year, (ii) grant, accelerate, or modify the period of exercisability or vesting of, any Equity Award or other equity compensation awards, (iii) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, or recognize any union or other labor organization as a representative of any employee of the Company or its Subsidiaries, (iv) hire (other than to fill an open position in the customary and ordinary course of business) or terminate (other than for cause) any employee or individual independent contractor whose annualized compensation is greater than two hundred and twenty-five thousand dollars ($225,000), (v) establish, adopt, enter into, materially amend or terminate any Benefit Plan or any plan, contract, policy or program that would be a Benefit Plan if in effect as of the date hereof, (vi) grant any severance or termination pay to, or enter into any severance agreement with, any of its directors, officers, employees or individual independent contractors, (vii) adjust any commission plans, other than any adjustments in the ordinary course of business, consistent with past practice, (viii) pay bonuses to employees or individual independent contractor other than with respect to customary and ordinary course year-end bonuses that have been previously accrued, or (ix) fund (or agree to fund) any rabbi trust;

(d) issue, deliver, sell, pledge, dispose of, grant, award or encumber (or authorize the issuance, delivery, sale, pledge, disposition of, grant, award or encumbrance), any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock, stock appreciation rights, phantom stock or similar instruments), of the Company or any of its Subsidiaries (except (a) for the issuance of shares of Common Stock upon the exercise, vesting or settlement of Equity Awards outstanding as of the date hereof in accordance with the terms of the applicable Benefit Plan and award agreement,(b) for any issuance, sale or disposition to the Company or a wholly-owned Subsidiary of the Company by any Subsidiary of the Company or (c) Liens securing obligations under the Existing Credit Facility) or enter into any agreement, understanding or arrangement with respect to the sale of capital stock or any other ownership interest or any voting securities;

(e) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except (a) for the acquisition of shares of Common Stock tendered in connection with a cashless exercise of Options outstanding as of the date hereof or in order to pay Taxes in connection with the exercise of Options outstanding as of the date hereof pursuant to the terms of the applicable Company Equity Plan and award agreement or (b) shares of Common Stock withheld in order to pay Taxes in connection with the vesting or settlement of any Restricted Stock Units or Performance Share Units outstanding as of the date hereof pursuant to the terms of the applicable Company Equity Plan and award agreement), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s Subsidiaries;

(f) incur, guarantee or become liable for any indebtedness, other than (i) borrowings and other extensions of credit under the Existing Credit Facility in an amount not to exceed $25,000,000, (ii) intercompany loans between the Company and a wholly-owned Subsidiary of the Company or among the Company’s wholly-owned Subsidiaries, (iii) short-term revolving lines of credit with sponsor banks in the ordinary course of business consistent with past practice, the proceeds of which are used to fund settlement and merchant advances, in an aggregate amount not to exceed the amount needed for the Company to provide services to its customers in the ordinary course of business or (iv) guarantees by the Company or any of the Company’s Subsidiaries of indebtedness of the Company or any of its wholly-owned Subsidiaries;

(g) create or incur any Lien on any material Asset, other than (i) Permitted Liens or (ii) any Lien that can be discharged at Closing in connection with the repayment of any indebtedness incurred in compliance with Section 5.2(f);

(h) merge or consolidate with any other Person or acquire stock or assets of any other Person (other than transactions between the Company and any wholly-owned Subsidiary or among wholly-owned Subsidiaries which will not result in adverse tax consequences to the Company and its Subsidiaries; provided that the Company provides Parent with notice of any such transaction) or effect any business combination, recapitalization or similar transaction (other than the Mergers);

(i) except to the extent expressly permitted by any other clause of this Section 5.2, (i) enter into any Contract to provide services which the Company expects would result in revenue to the Company or any of its Subsidiaries of one million dollars ($1,000,000) or more in the twelve month period following the date hereof; provided, that, notwithstanding clause (ii) of this Section 5.2(i), the Company may enter into Contracts to provide services which the Company expects to result in revenue to the Company or any of its Subsidiaries of one million dollars ($1,000,000) or more in the ordinary course of business, including with respect to matters that are natural extensions of the Company’s business as of the date hereof consistent with similar existing business relationships, (ii) enter into, terminate (other than at the end of a term in the ordinary course of business) or materially amend in a manner adverse to the Company or any of its Subsidiaries any Material Contract or Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, (ii) waive any material right under or release, settle or compromise any material claim against the Company or any liability or obligation owing to the Company under any Material Contract or (iii) enter into any Leases for real property;

(j) (i) acquire or license any material Intellectual Property from any third party, except in the ordinary course of business consistent with past practice or (ii) subject to a Lien, assign, license, transfer, fail to maintain, cancel or permit to lapse any right, title or interest of the Company or any of its Subsidiaries in any material Intellectual Property other than in the ordinary course of business consistent with past practice;

(k) make any material loan, advance or capital contribution to or investment in any Person, other than loans, advances or capital contributions to or investments in its wholly-owned Subsidiaries or by its wholly-owned Subsidiaries to the Company or to other of the Company’s wholly-owned Subsidiaries;

(l) make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, or materially change its cash management or working capital practices, in each case except as required by GAAP or applicable Law;

(m) (i) make, change or revoke any Tax election, (ii) change any Tax accounting period or any method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority, (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vi) enter into any material Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes) or (vii) except in the ordinary course of business consistent with past practice, consent to any extension or waiver of any statute of limitations or period for assessment or collection of any material Tax;

(n) make any capital expenditures or commitments for capital expenditures, in each case other than in the ordinary course of business consistent with the budget previously provided by the Company to Parent (the “Budget”);

(o) enter into any contract or series of related contracts relating to currency hedges, interest rate hedges, commodity hedges, swaps, options or derivatives, in each case other than in the ordinary course of business and not for speculative purposes;

(p) enter into any new line of business;

(q) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew or maintain existing insurance policies or comparable replacement policies;

(r) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(s) subject to Section 5.12 which addresses Transaction Litigation, (i) pay, discharge, settle or satisfy any pending or threatened Litigation, other than any settlement or compromise which does not (x) contemplate, involve or include any admission of wrongdoing or misconduct on the part of the Company or any of its Subsidiaries or (y) provide for any relief or settlement other than the payment solely of money not in excess of one hundred thousand dollars ($100,000) individually or five hundred thousand dollars ($500,000) in the aggregate or (ii) commence any Litigation except in respect of the customary enforcement of rights of the Company or any Subsidiary under commercial agreements; provided, that the Company provides Parent with notice of any such Litigation;

(t) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers);

(u) adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging Parent or a Merger Sub from acquiring control of the Company pursuant to this Agreement;

(v) declare or pay any dividend on shares of Common Stock, other than ordinary course quarterly dividends in accordance with past practice (including with respect to amount and declaration, record and payment dates); or

(w) authorize any of, or agree or commit to do any of, the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.3. Preservation of Parent Business. During the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than (i) as otherwise required or expressly permitted by this Agreement, (ii) with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law or (iv) as set forth in Section 5.3 of the Parent Disclosure Letter:

(a) amend the Organizational Documents of Parent or otherwise take any action to exempt any person from any provision of the Organizational Documents of Parent, in either case in any manner that would be materially adverse to the holders of Common Stock;

(b) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Mergers and other than any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(c) declare or pay any dividend on shares of Parent Common Stock, other than ordinary course quarterly dividends in accordance with past practice (including with respect to amount and declaration, record and payment dates);

(d) redeem, purchase or otherwise acquire any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for any shares of its capital stock (except the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase shares of Parent Common Stock granted pursuant to Parent’s benefit plans or equity awards or for withholding Taxes incurred in connection with the exercise of options to purchase shares of Parent Common Stock or settlement of other equity awards, including restricted stock units and performance stock units, related to the Parent Common Stock, or the repurchase or cancelation of equity from an employee in connection with a termination, in each case in accordance with the terms of the applicable plan or award document);

(e) reclassify, combine, split or subdivide any shares of capital stock of Parent; or

(f) authorize any of, or agree or commit to do any of, the foregoing actions.

5.4. Acquisition Proposals.

(a) The Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers, and employees and shall direct and use reasonable best efforts to cause the attorneys, accountants, investment bankers and other advisors or representatives (collectively, “Representatives”) of the Company and its Subsidiaries not to, directly or indirectly, (i) initiate, solicit or knowingly induce or encourage or otherwise knowingly facilitate (including by providing non-public information relating to the Company and its Subsidiaries) any inquiries with respect to, or the making of, any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) engage, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any Person in connection with, relating to or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar written or oral agreement relating to any Acquisition Proposal, and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its Subsidiaries shall be a breach of this Section 5.4(a). The Company shall, shall cause each of its Subsidiaries and internal Representatives to, and shall direct and use its best efforts to cause each of its external Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations or other activities with any Person (other than Parent and the Merger Subs) in connection with an Acquisition Proposal. The Company also agrees that it will promptly request each Person (other than Parent and the Merger Subs) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof in accordance with the terms of the applicable confidentiality agreement, and shall terminate access to data rooms furnished in connection therewith. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent orally and in writing of the receipt by the Company or its Representatives of any inquiries, proposals or offers, any requests for information, or any requests for discussions or negotiations with the Company or any of its Representatives, in each case with respect to an Acquisition Proposal or any offer, inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person making, such Acquisition Proposal, inquiry, proposal or offer, and copies of any such written requests, proposals or offers, including proposed agreements, and thereafter shall keep Parent reasonably informed, on a current basis (and in any event within twenty-four (24) hours), of any material developments regarding any Acquisition Proposals or any material change to the terms and status of any such Acquisition Proposal. The Company agrees that neither it nor any of its Subsidiaries shall terminate, waive, amend, release or modify any provision of any existing standstill or similar agreement to which it or one of its Subsidiaries is a party, except that prior to, but not after, obtaining the Company Requisite Vote, if after consultation with, and taking into account the advice of, outside legal counsel, the Company Board determines that the failure to take such action would be reasonably likely to be a violation of its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis, to the Company Board, an Acquisition Proposal conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with and otherwise complying with this Section 5.4. The Company shall promptly after the date of this Agreement terminate any waiver that may have heretofore been granted to any Person other than Parent or a Merger Sub under any confidentiality and standstill provisions of any confidentiality agreement entered into with respect to an Acquisition Proposal or any offer, inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary herein, nothing contained herein shall prevent the Company or the Company Board from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), in each case, to the extent legally required, or from making any other disclosure to stockholders if, after consultation with, and taking into account the advice of, outside legal counsel, the Company Board determines that the failure to make such disclosure would be reasonably likely to be a violation of its fiduciary duties under applicable Law (provided that neither the Company nor the Company Board may recommend any Acquisition Proposal unless expressly permitted by Section 5.4(c), and provided, further, that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Recommendation shall be deemed to be a Change of Recommendation); provided, further, that the issuance by the Company or the Company Board of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which the Company indicates that the Company Board has not changed the Recommendation shall not constitute a Change of Recommendation;

(ii) prior to, but not after, obtaining the Company Requisite Vote, (1) providing access to its properties, books and records and providing information or data or (2) engaging in negotiations or discussions, in each case in response to a request therefor by a Person or group who has made a bona fide written Acquisition Proposal that was made after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise arise from a, violation of Section 5.4 or any other violation of this Agreement, if the Company Board (A) shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal is reasonably expected to constitute, result in or lead to a Superior Proposal, (B) shall have determined in good faith, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to provide such access or engage in such negotiations or discussions would be reasonably likely to be a violation of its fiduciary duties under applicable Law and (C) has received from the Person so requesting such information or to engage in such discussions or negotiations an executed Acceptable Confidentiality Agreement; provided, that any such access, information or data has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such access, information or data is provided to such Person or group; provided, further, that, without limiting the requirements set forth in Section 5.4(a), the Company shall promptly, and in any event within twenty-four (24) hours, notify Parent if the Company furnishes any such access, information or data to Parent and/or enters into any discussions or negotiations; and

(iii) prior to, but not after, obtaining the Company Requisite Vote, making a Change of Recommendation (but only if permitted by Section 5.4(c)).

(c) Notwithstanding anything herein to the contrary, if, at any time prior to, but not after, obtaining the Company Requisite Vote, the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, in response to a bona fide written Acquisition Proposal that was made after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise arise from a, violation of Section 5.4 or any other violation of this Agreement, that such Acquisition Proposal constitutes a Superior Proposal (taking into account any adjustment to the terms and conditions of this Agreement proposed in writing by Parent and the Merger Subs in response to such Acquisition Proposal or otherwise) and, after consultation with outside legal counsel, the failure to take the action in (i) or (ii) below would be reasonably likely to be a violation of the Company Board’s fiduciary duties under applicable Law, the Company or the Company Board may (i) terminate this Agreement pursuant to Section 8.1(d)(ii) to enter into a definitive agreement with respect to such Superior Proposal or (ii) (1) withdraw, modify, qualify in any manner adverse to Parent or change the Recommendation, or formally resolve to effect or publicly announce an intention to effect any of the foregoing or (2) approve, endorse or recommend or propose publicly to approve, endorse or recommend, an Acquisition Proposal (either, a “Change of Recommendation”); provided, however, that, if the Company terminates the Agreement pursuant to Section 8.1(d)(ii), the Company pays to Parent the Company Termination Fee required to be paid pursuant to Section 8.3(b)(i) concurrently with or prior to such termination; provided further that the Company will not be entitled to enter into such definitive agreement and to terminate this Agreement in accordance with Section 8.1(d)(ii) or effect a Change of Recommendation pursuant to this paragraph unless (x) the Company delivers to Parent a written notice (a “Company Notice”), advising Parent that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board (including the identity of the party making such Superior Proposal and copies of any written proposals or offers, including proposed agreements) and (y) at or after 11:59 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time a Company Notice is provided until 11:59 p.m. New York City time on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice, the “Notice Period”), the Company Board reaffirms in good faith (after consultation with the Company’s outside legal counsel and financial advisor and taking into account any adjustment to the terms and conditions of this Agreement proposed in writing by Parent during the Notice Period) that such Acquisition Proposal continues to constitute a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be a violation of the Company Board’s fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment to the terms and conditions of a proposed agreement relating to a Superior Proposal will be deemed to be a new proposal or proposed agreement relating to a Superior Proposal for purposes of this Section 5.4(c) requiring a new Company Notice and an additional Notice Period, provided that the applicable Notice Period shall end at 11:59 p.m., New York City time, on the second (2nd) Business Day immediately following the day on which the Company delivered the Company Notice (it being understood and agreed that in no event shall any such additional Notice Period be deemed to shorten the initial four (4) Business Day Notice Period). Notwithstanding anything herein to the contrary, at any time prior to but not after obtaining the Company Requisite Vote, the Company Board may effect a Change of Recommendation referred to in clause (1) of such definition (other than in response to the receipt or making of an Acquisition Proposal) if there exists, with respect to the Company or its Subsidiaries, any event, development, change, effect or occurrence that was not known by the Company Board or, if known, the consequences of which were not known or reasonably foreseeable, as of the date of this Agreement, and the Company Board shall have determined in good faith, after consultation with, and taking into account the advice of, outside legal counsel, that the failure of the Company Board to effect such a Change of Recommendation would be reasonably likely to be a violation of its fiduciary duties under applicable Law; provided, that the Company will not be entitled to effect such a Change of Recommendation pursuant to this sentence unless (1) the Company delivers to Parent a Company Notice advising Parent that the Company Board proposes to take such action and specifying, in reasonable detail, the reasons therefor and (2) at or after the end of the Notice Period, the Company Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisors and taking into account any adjustment to the terms and conditions of this Agreement proposed in writing by Parent during the Notice Period) that, taking into account the advice of outside legal counsel, the failure to effect such a Change of Recommendation pursuant to this sentence would be reasonably likely to be a violation of the Company Board’s fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that the Company Board shall not make the determination referred to in clause (2) of the immediately preceding sentence at the end of the Notice Period.

(d) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any inquiry, proposal or offer (including a tender offer) from any Person or group of Persons (other than Parent or a Merger Sub) relating to (A) any merger, consolidation, dissolution, liquidation, recapitalization, reorganization, spin off, share exchange, business combination, purchase, joint venture or similar transaction with respect to the Company or any Significant Subsidiary, (B) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or twenty percent (20%) or more of the total voting power of the equity securities of the Company or (C) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning twenty percent (20%) or more of the total voting power of the equity securities of the Company.

(ii) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with all references to twenty percent (20%) in the definition of Acquisition Proposal being treated as references to fifty percent (50%) for these purposes) that the Company Board in good faith, after consultation with the

Company’s financial advisors and outside legal counsel, determines is more favorable from a financial point of view to the stockholders of the Company than the Mergers taking into account all financial, legal, financing (including availability thereof), regulatory and other aspects of such proposal, including all conditions contained therein, and risks, likelihood and timing of consummation of such proposal, such other matters that the Company Board deems relevant and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 5.4(c).

5.5. Preparation of Form S-4 and the Proxy Statement; Stockholder’s Meeting.

(a) As promptly as practicable after the execution of this Agreement, (i) the Company and Parent shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the Stockholders Meeting and the prospectus relating to the shares of Parent Common Stock to be issued in the Mergers (as amended or supplemented from time to time, the “Proxy Statement”) and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Mergers. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information. Unless the Company Board has made a Change of Recommendation in accordance with Section 5.4(c), the Recommendation shall be included in the Proxy Statement.

(b) The Company, acting through the Company Board (or a committee thereof), shall as soon as reasonably practicable after the Form S-4 has been declared effective, take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”) and shall not postpone, recess or adjourn such meeting; provided that the Company may postpone, recess or adjourn such meeting to the extent required by applicable Law or in order to solicit additional votes as needed to obtain the Company Requisite Vote; provided that the Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to the preceding proviso to a date that is more than thirty (30) days after the date on which the Stockholders Meeting was originally scheduled without the prior written consent of Parent. The Company, acting through the Company Board (or a committee thereof), shall (a) subject only to a Change of Recommendation made in accordance with Section 5.4(c), include in the Proxy Statement the Recommendation, (b) include the written opinion of the Company Financial Advisors, dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock

(other than Parent and its Affiliates) and (c) subject only to a Change of Recommendation made in accordance with Section 5.4(c), use its reasonable best efforts to obtain the Company Requisite Vote, including to actively solicit proxies necessary to obtain the Company Requisite Vote. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of this Agreement the Company Board makes a Change of Recommendation, the Company nevertheless shall submit this Agreement to the holders of shares of Common Stock for approval and adoption at the Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.

5.6. Efforts.

(a) Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement. None of the parties shall knowingly take, cause or permit to be taken or omit to take any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement.

(b) (i) The Company and Parent will as soon as practicable but in any event no later than ten (10) Business Days after the date hereof file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report forms required for the transactions contemplated hereby and (ii) subsequent to any filing made hereunder, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act and (y) copies of all substantive written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that Parent or Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Competition Laws. Without limiting the foregoing, the parties hereto agree to (i) give each other reasonable advance notice of all meetings, substantive telephone calls or discussions with any Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws, (ii) give each other an opportunity to participate in each of such meetings, substantive telephone calls or discussions, (iii) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Authority in connection with or relating to HSR Act or any other Competition Laws, (iv) if any Governmental Authority initiates a substantive oral communication in connection with or relating to the HSR Act or any other Competition Laws, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws and (vi) provide each other with copies of all written communications to or from any Governmental Authority in connection with or relating to the HSR Act or any other Competition Laws.

(c) The parties shall (i) respond as promptly as reasonably practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”, under the HSR Act received from a Governmental Authority and to all other inquiries and requests received from a Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(d) Without limiting the generality of the foregoing, in connection with the efforts referenced in Sections 5.6(c) and 5.6(d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required, or considered by Parent to be advisable to be obtained pursuant to the HSR Act, each party to this Agreement shall: (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Merger (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger; provided, that, notwithstanding anything to the contrary in this Agreement, in no event will Parent, the Company or any of their respective Subsidiaries, be required to (and in no event will the Company, and the Company will cause its Subsidiaries not to, without the prior written consent of Parent) (x) commit, agree, or submit (or offer to commit, agree, or submit) to any consent decree, hold separate order, sale, divestiture, lease, license, transfer, disposal, Lien, other change or restructuring of, or operating restriction with respect to the businesses, properties, product lines, assets, permits, operations, rights, or interest therein of Parent, the Company or any of their respective Subsidiaries that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, in each case measured on a scale relative to the Company and its Subsidiaries, taken as a whole or (y) commit, agree, or submit (or offer to commit, agree, or submit) to any action or agree to any remedies, terms or conditions in connection with its obligations under this Section 5.6 not conditioned on the consummation of the Mergers. If requested by Parent, the Company (on behalf of itself and its Subsidiaries, as appropriate) will agree to any action contemplated by this Section 5.6, provided that any such agreement or action is conditioned on the consummation of the Mergers. In furtherance of the foregoing, each of Parent and the Merger Subs agree to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is sought hereunder. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(e) Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 5.6.

5.7. Employment Matters.

(a) For the one (1) year period immediately following the Closing Date, Parent shall provide, or cause its Subsidiaries to provide, each employee of the Company or any of its Subsidiaries as of the Closing, to the extent that each such employee remains employed with Parent or any of its Affiliates (including the Surviving Company) as of and following the Closing (any such employee, a “Continuing Employee”) with: (i) at least the same annual base salary or wage rate as in effect immediately prior to the Closing Date, (ii) at least the same cash bonus or other short-term cash incentive opportunities (excluding any equity-based incentive opportunities) provided to such Continuing Employee by the Company in respect of the fiscal year in which the Closing Date occurs, (iii) equity-based incentive compensation opportunities that are substantially comparable to those provided to similarly situated employees of Parent (other than with respect to sales employees), and (iv) other employee benefits (including paid time off and perquisites) that are substantially similar in the aggregate to those employee benefits provided to such Continuing Employee immediately prior to the Closing Date under the Benefit Plans. Without limiting the immediately preceding sentence, Parent shall provide, or shall cause its Subsidiaries to provide, each Continuing Employee (other than any Continuing Employee who is party to an individual employment or severance agreement) whose employment is terminated by Parent or its Subsidiaries during the one (1) year period immediately following the Closing Date with severance benefits on the same terms and conditions and at a level at least equal to the level of severance benefits provided by the Company immediately prior to the Effective Time in accordance with the Company’s severance policy, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) by taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries, and subject to such Continuing Employee’s execution and non-revocation of a release of claims in the form used by the Company as of immediately prior to the Closing Date. Nothing in this Section 5.7 shall require Parent to make any specific bonus payment to a Continuing Employee, provided that such Continuing Employee’s bonus opportunity remained the same during the one (1) year period immediately following the Closing Date to the extent required by this Section 5.7.

(b) Periods of employment with the Company or any of its current or former Affiliates, to the extent recognized under any comparable Benefit Plan of the Company and its Affiliates, including their predecessor entities (and if no such comparable Benefit Plan exists, as such service would generally be recognized by the Company prior to the Closing Date), shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits, and benefit accrual of any Continuing Employee under the corresponding employee benefit plan offered by Parent or an Affiliate of Parent to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans; provided, however, that Parent and its Affiliates shall not be required to recognize such service (x) for purposes of benefit accrual under defined benefit pension plans, (y) for purposes of plans that are frozen to new participants, or (z) to the extent such credit would result in duplication of benefits. Additionally, Parent shall use commercially reasonable efforts to (i) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable health care plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Benefit Plan prior to the Closing Date and (ii) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs (or if later, the plan year in which such Person becomes eligible to participate in a plan of Parent or an Affiliate of Parent) for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of Parent or an Affiliate of Parent for such year.

(c) Parent shall, or shall cause its Subsidiaries to, assume and honor all Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time.

(d) Parent and the Company each agree to the additional matters set forth in Section 5.7(d) of the Company Disclosure Letter.

(e) Upon written notice from Parent at least ten (10) Business Days prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to cause the Heartland Payment Systems 401(k) Profit Sharing Plan and any other Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code that contains a Code Section 401(k) cash or deferred arrangement (each, a “Company 401(k) Plan”) to terminate effective no later than the day immediately prior to the Closing Date, subject to the occurrence of the Effective Time. All resolutions, notices or other documents issued, adopted or executed in connection with such termination shall be subject to Parent’s prior reasonable review and comment. In the event Parent provides the written notice described in this Section 5.7(e), as of the Closing Date, Parent shall have in place a tax qualified defined contribution retirement plan (the “Parent 401(k) Plan”) in which Continuing Employees who were eligible to participate in any Company 401(k) Plan immediately prior to the Closing Date (whether or not actively participating) shall be immediately eligible to participate (with the waiting period for any Continuing Employee who is not actively participating in a Company 401(k) Plan not to exceed the applicable waiting period under the Company 401(k) Plans). The Parent 401(k) Plan shall permit each such Continuing Employee with an account balance in any Company 401(k) Plan to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to the Parent 401(k) Plan, in the form of cash, common stock or loan promissory notes as applicable, in an amount equal to all or any portion of the account balance distributed to such Continuing Employee from any Company 401(k) Plan.

(f) Nothing in this Section 5.7 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee. The provisions of this Section 5.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.7, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

5.8. Public Announcements. The Company and Parent shall agree on a joint press release announcing the entering into of this Agreement and the transactions contemplated hereby. Thereafter (and subject to any Change of Recommendation to the extent permitted by Section 5.4(c) in the case of the Company), each party hereto will consult with the other party before issuing any other press release or otherwise making any public statements or disclosures with respect to the transactions contemplated by this Agreement, including the terms hereof, and each party shall not, without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned), issue any such press release or make any such public statement with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law or regulation (including any NYSE requirement).

5.9. Indemnification of Directors and Officers.

(a) Parent and the Merger Subs agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in the Organizational Documents of the Company or any such Subsidiary or in any written agreement set forth on Section 5.9(a) of the Company Disclosure Letter (the “Indemnity Agreements”) shall survive the Mergers and shall continue in full force and effect in accordance with their terms to the extent provided in the following sentence. From and after the Effective Time for a period of six (6) years, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) indemnify, defend and hold harmless, and advance expenses (subject to the Person to whom expenses are advanced providing an undertaking to repay such advances if it is finally determined by a court of competent jurisdiction that such Person is not entitled to indemnification) to, any individual who, on or prior to the Effective Time, was an officer or director of the Company or any of the Company’s Subsidiaries (each, an “Indemnitee”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by Law as required by (x) the Organizational Documents of the Company or any such Subsidiary as in effect on the date of this Agreement and (y) the Indemnity Agreements, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the indemnification rights thereunder of any Indemnitees. The Company has made available to Parent true, complete and correct copies of the Indemnity Agreements.

(b) Without limiting the provisions of Section 5.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Company to the fullest extent permitted under applicable Law, (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any Litigation, whether civil, criminal, administrative or investigative, to the extent such Litigation arises out of or pertains to the fact that an Indemnitee is or was an officer or director of the Company or any of its Subsidiaries, or an officer, director or trustee of any other Person at the request of the Company or any of its Subsidiaries, prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time; and (ii) pay in advance of the final disposition of any such Litigation the expenses (including reasonable attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.

(c) The Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately following sentence. If the Company or the Surviving Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of this provision so long as (i) the Surviving Company shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent will cause the Surviving Company to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance as of the date hereof with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, on terms that are no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that neither Parent nor the Surviving Company shall be required to pay an annual premium for such insurance policies in excess of two hundred fifty percent (250%) of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance.

(d) The Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9. The provisions of this Section 5.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives.

(e) The rights of each Indemnitee under this Section 5.9 shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

5.10. Financing.

(a) To the extent that the Parent does not have cash currently, or at any time prior to the Effective Time, available that is sufficient to enable it to consummate the Mergers, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and procure and have available, as of the Effective Time, funds sufficient to pay all of the cash amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, including the amounts payable in connection with the consummation of the Mergers, all related fees and expenses required to be paid as of the date of the consummation of the Mergers and the funds to be provided by (or on behalf of) Parent to the Company to enable the refinancing of the Existing Credit Facility. In furtherance of the foregoing, Parent and the Merger Subs shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in or contemplated by the Debt Financing Commitments, including using reasonable best efforts to satisfy on a timely basis all conditions to funding in the Debt Financing Commitments. Parent and the Merger Subs shall not (without the prior written consent of the Company) consent or agree to any amendment or modification to, or any waiver of any provision under, the Debt Financing Commitments, or enter into any other agreement or arrangement with respect to alternative financing, if such amendment, modification or waiver or other agreement or arrangement imposes new or additional material conditions or otherwise materially expands any of the conditions to the receipt of the Debt Financing or otherwise would or would reasonably be expected to prevent or materially delay the funding or financing described therein or the consummation of the transactions contemplated by this Agreement; provided, that, for the avoidance of doubt, Parent and the Merger Subs shall be permitted to consent or agree to any amendment or modification, or any waiver of any provision, under the Debt Financing Commitments if such amendment, modification or waiver solely adds lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof as parties thereto. Parent and the Merger Subs acknowledge and agree that the obtaining of the Debt Financing is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing, subject to fulfillment or waiver of the conditions set forth in Article VI. Parent shall use commercially reasonable efforts to keep the Company informed when so reasonably requested by the Company and in reasonable detail of the status of its efforts to arrange any financing required in connection with the consummation of the transactions contemplated hereby, including any Debt Financing.

(b) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to provide all cooperation that is reasonably requested by Parent to assist Parent and the Merger Subs in the arrangement of any third-party debt financing (including the Debt Financing and, if the Debt Financing Sources exercise the Notes Flex, any debt capital markets financing) for the purpose of funding the payment of the aggregate Cash Consideration payable to holders of Common Stock and Equity Awards pursuant to and in accordance with the terms of this Agreement and the repayment, redemption, purchase, defeasance or discharge of any outstanding indebtedness for borrowed money of any of the Company and its Subsidiaries and Parent and its Subsidiaries in connection with the consummation of the transactions contemplated hereby, and the payment of fees and expenses incurred in connection therewith or pursuant to this Agreement (collectively, the “Financing”), including, without limitation: (i) as promptly as reasonably practicable, furnishing to Parent and the Financing Sources the Required Information; (ii) upon request of Parent, furnishing such other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary confidential information memorandum, rating agency presentations, road show presentations, offering documents, private placement memoranda, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), prospectuses and similar documents to be used for the completion of the Financing or otherwise in connection with the marketing or placement of the Financing; (iii) cooperating with the marketing efforts of Parent and the Financing Sources, including using commercially reasonable efforts to participate, in each case at mutually agreeable times and places and with reasonable advanced notice, in a reasonable number of requested meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Company’s senior management and Representatives, presentations, due diligence sessions, drafting sessions, road shows and sessions with rating agencies in connection with the Financing; (iv) if the Debt Financing Sources exercise the Notes Flex, using commercially reasonable efforts to cause the Company’s and any of its Subsidiaries’ independent accountants, as reasonably requested, to provide reasonable assistance to Parent consistent with such accountants’ customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries or the Company and its Subsidiaries, as applicable, in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to participate in reasonable and customary due diligence sessions); (v) if the Debt Financing Sources exercise the Notes Flex, using commercially reasonable efforts to obtain (I) customary consents of independent accountants of the Company and its Subsidiaries for use of their auditor opinions in customary materials relating to the Financing and (II) drafts of customary “comfort” letters of independent accountants of the Company and its Subsidiaries (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period, which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act upon completion of customary procedures; and (vi) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the occurrence of the Effective Time, (1) facilitating the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee and collateral documentation (if applicable) and other applicable loan documents and closing certificates) related to the Financing, (2) to the extent requested by the Financing Sources at least 2 Business Days prior to the Closing Date, providing to the Financing Sources at least 5 Business Days prior to the Closing Date all customary and reasonable documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, (3) facilitating substantially concurrently with the Closing all organizational actions by the Company and its Subsidiaries as may be reasonably requested by Parent in order to permit the consummation of such Financing and to permit the proceeds thereof to be made available to Parent, its Subsidiaries and/or the Company and its Subsidiaries; and (4) facilitating the pledging of collateral substantially concurrently with the Closing (including using reasonable best efforts to facilitate the delivery to Parent or its Financing Sources at Closing of original share certificates, together with share powers executed in blank, with respect to the Company’s Subsidiaries) and taking reasonable actions necessary to permit the Debt Financing Sources to evaluate the Company’s and its Subsidiaries’ assets for the purpose of establishing collateral arrangements; provided, however, that nothing in this Section 5.10 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof, (B) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, (C) require the Company, any of its Subsidiaries to enter into any instrument, document, certificate, or agreement or agree to any change or modification to any instrument or agreement at or prior to the Effective Time or that would be effective if the Effective Time does not occur, (D) require Persons who are directors of the Company or any of its Subsidiaries prior to the Effective Time, in their capacity as such, to pass resolutions or consents to approve or authorize the execution of the Financing, (E) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; provided, that the Company shall use its commercially reasonable efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access or (F) prepare separate financial statements for any Subsidiary of the Company, prepare any “guarantor /non-guarantor” footnote to any financial statements of the Company and its Subsidiaries or change any fiscal period. Without limiting the foregoing proviso, Parent agrees, promptly upon request, to reimburse the Company and its Subsidiaries for all of their out-of-pocket costs, fees and expenses (including reasonable fees and disbursements of counsel) in connection with the Financing promptly following the incurrence thereof (but excluding any costs, fees and expenses of preparing the Required Information set forth in clauses (a) and (b) of the definition thereof, which shall not be reimbursed). Parent shall indemnify and hold harmless the Company from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its Subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 5.10 and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided, that such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent and the Merger Subs acknowledge and agree that the obtaining of the Financing (including the Debt Financing), or any alternative financing, is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing (including the Debt Financing) or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Parent shall be permitted, in connection with the syndication of the Financing, to share all information subject to such agreements with its potential financing sources and their Representatives, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

(c) The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions solely in the Company’s control required to facilitate the termination at the Closing of commitments in respect of the Existing Credit Facility and, to the extent requested in writing at least seven (7) Business Days prior to the Closing Date by Parent, any other indebtedness incurred by any of the Company and its Subsidiaries after the date hereof pursuant to Section 5.2(f) (it being understood that the Company shall promptly and in any event no later than ten (10) days prior to the Closing Date notify Parent whether it has entered into or intends prior to the Closing Date to enter into any third-party debt facilities pursuant to Section 5.2(f) (other than any third-party debt facilities in effect as of the date hereof)), the repayment in full of all obligations in respect of such indebtedness, and the release of any Liens securing such indebtedness and guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Credit Facility Terminations”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent on the Closing Date payoff letters with respect to the Existing Credit Facility and, to the extent requested by Parent, any indebtedness incurred by any of the Company and its Subsidiaries after the date hereof pursuant to Section 5.2(f) (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated. Notwithstanding the foregoing provisions of this Section 5.10(c), the obligations of the Company pursuant to this Section 5.10(c) shall be subject to the following conditions and qualifications: (A) Parent shall provide all funds required to effect all such repayments at or prior to the Closing, (B) as of the Closing, with respect to each of the letters of credit, bankers’ acceptances and similar instruments or facilities of the Company or its Subsidiaries issued pursuant to the Existing Credit Facility, Parent shall cause such letter of credit to be returned to the issuers thereof or otherwise satisfy the issuers of such letters of credit as to the disposition or retention of such letters of credit (including by cash collateralizing such obligations on terms satisfactory to the applicable issuers thereof, providing to the issuers of such letters of credit back-to-back letters of credit, or otherwise providing other satisfactory arrangements to the applicable issuers of such letters of credit, in each case, to the extent applicable, on terms reasonably satisfactory to the applicable issuer), and (C) in no event shall this Section 5.10(c) require the Company or any of its Subsidiaries to (x) cause any Existing Credit Facility Terminations to be effective until the Closing shall have occurred, (y) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations, at or prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Terminations that is effective prior to the occurrence of the Effective Time, or (z) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the Existing Credit Facility Terminations that is effective prior to or is not conditioned upon the occurrence of the Effective Time.

5.11. Stock Exchange Delisting; Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Company of the Common Stock from NYSE and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

(b) Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

5.12. Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against either party or any directors or executive officers of either party after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), such party shall promptly notify the other party of any such Transaction Litigation and shall keep such other party reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation, and the Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent.

5.13. Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14. Takeover Law. Neither Parent nor the Company shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

5.15. FIRPTA Certificate. On the Closing Date, the Company shall provide to Parent (i) a statement certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated as of the Closing Date signed under penalties of perjury and in accordance with the provisions of Treasury Regulations sections 1.1445-2(c) and 1.897-2(h), and (ii) a notice to the IRS in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2). Parent shall be authorized to file with the IRS on behalf of the Company any notice provided by the Company pursuant to this Section 5.15.

5.16. Parent Board. Parent shall take all appropriate action to submit to the Board of Directors of Parent for appointment two (2) Company nominees (which nominees shall be mutually agreed by Parent and the Company) to the Board of Directors of Parent at the Effective Time, including adjusting the size of the Board of Directors of Parent if necessary, all in accordance with Parent’s bylaws.

5.17. Certain Tax Matters. Subject to Section 2.12, none of the parties shall (and shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS

OF PARENT AND THE MERGER SUBS

The obligations of Parent and the Merger Subs to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1. Accuracy of Warranties. (a) the representations and warranties of the Company set forth in the first two sentences, clauses (i) through (iii) of the seventh sentence and the last sentence of Section 3.1(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis, (b) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2, the last sentence of Section 3.14 and Section 3.18, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (c) the representations and warranties of the Company set forth in Section 3.1(f) shall be true and correct in all material respects as of the date of this Agreement. Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

6.2. Compliance with Agreements and Covenants. The Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3. HSR Clearance. The applicable waiting period under the HSR Act shall have expired or been earlier terminated.

6.4. Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Common Stock constituting the Company Requisite Vote.

6.5. Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

6.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

6.7. Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, fact, effect, condition, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.8. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

6.9. Certificate. Parent shall have received a certificate of a senior executive officer of the Company certifying that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1. Accuracy of Warranties. Each of the representations and warranties of Parent and the Merger Subs set forth in the first sentence of Section 4.1, the first two sentences and clauses (i) through (iii) of the fourth sentence of Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.11, and the last sentence of Section 4.9 shall be true and correct in all respects (except, with respect to Section 4.2(a) only, for any immaterial inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of Parent and the Merger Subs contained in this Agreement (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct as would not have or reasonably be expected to have a Parent Material Adverse Effect.

7.2. Compliance with Agreements and Covenants. Parent and the Merger Subs shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3. HSR Clearance. The applicable waiting period under the HSR Act shall have expired or been earlier terminated.

7.4. Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Common Stock constituting the Company Requisite Vote.

7.5. Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

7.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

7.7. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

7.8. Certificate. The Company shall have received a certificate of a senior executive officer of Parent certifying that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated at any time on or prior to the Closing Date, whether before or after the Company Requisite Vote has been received (except in the case of a termination pursuant to Section 8.1(d)(ii) which may only be invoked prior to the receipt of the Company Requisite Vote):

(a) With the mutual written consent of each of the Company and Parent;

(b) By written notice of either the Company or Parent, if the Closing of the Mergers shall not have occurred on or before June 15, 2016 (the “Termination Date”); provided, that if on the Termination Date, all of the conditions set forth in Article VI and Article VII are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions would be satisfied if the Closing occurred on such date) and the Marketing Period has commenced and not ended (an “Ongoing Marketing Period”), the Termination Date shall be automatically extended to the twenty first (21st) Business Day following the first day of the Ongoing Marketing Period; provided, further, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not be in breach or have breached in any material respect any provision of this Agreement in any manner that shall have primarily contributed to the failure of the Effective Time to occur on or before the Termination Date;

(c) By written notice of either the Company or Parent, if (i) there shall be any Law that makes consummation of the Mergers illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) did not breach in any material respect any provision of this Agreement which breach was the primary cause of, or primarily resulted in, the issuance of such Order or the taking of any such other final action

(d) By written notice of the Company:

(i) if Parent or a Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) has not been or is incapable of being cured by Parent prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from the Company; provided, that the Company is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(ii) prior to, but not after, obtaining the Company Requisite Vote, in accordance with, and subject to compliance with the terms and conditions of, Section 5.4(c);

(e) By written notice of Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) has not been or is incapable of being cured by the Company prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) calendar day after its receipt of written notice thereof from Parent; provided, that Parent is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(ii) if the Company Board (A) shall have made a Change of Recommendation, (B) shall have failed to include the Recommendation in the Proxy Statement distributed to the Company’s stockholders, (C) shall have recommended, approved or otherwise declared advisable to the stockholders of the Company an Acquisition Proposal other than the Mergers, (D) following the commencement of a tender offer or exchange offer that constitutes an Acquisition Proposal by a Person unaffiliated with Parent or a Merger Sub, shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten (10) Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect, a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Recommendation, (E) following the public announcement or public disclosure, after the date hereof, by any Person of an Acquisition Proposal or an intention (whether or not conditional) to make an Acquisition Proposal, shall not have, within ten (10) Business Days of being requested to do so by Parent, publicly reaffirmed the Recommendation, or (F) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Company Requisite Vote; or

(f) By either Parent or the Company if at the Stockholders Meeting duly convened therefor (unless the Stockholders Meeting has been adjourned or postponed in accordance with Section 5.5(b), in which case at the final adjournment or postponement thereof) the Company Requisite Vote shall not have been obtained.

8.2. Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

8.3. Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability on the part of Parent, either Merger Sub, the Company or any of their respective Subsidiaries, except as provided in this Section 8.3, the last sentence of Section 5.1(c), Section 5.8, the second sentence of Section 5.10(b), Section 8.2, and Article IX, which will survive any termination hereof, and provided further that none of Parent, either Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach.

(b) In the event that:

(i) this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(ii), (y) by Parent pursuant to Section 8.1(e)(ii) or (z) by either Parent or the Company pursuant to Section 8.1(f) at a time when this Agreement was terminable by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay one hundred fifty three million dollars ($153,000,000) (the “Company Termination Fee”) to Parent (or its designee), at or prior to the time of termination and as a condition to such termination in the case of a termination by the Company or as promptly as reasonably practicable in the case of a termination pursuant by Parent (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds; or

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(f), by Parent pursuant to Section 8.1(e)(i), or by either Parent or the Company pursuant to Section 8.1(b) (with respect to Section 8.1(b), prior to the Company Requisite Vote being obtained unless at such time, Parent is permitted to terminate this Agreement pursuant to Section 8.1(e)(i)), and (A) at any time after the date of this Agreement, but prior to the date of the Stockholders Meeting (in the case of Section 8.1(f)), prior to the breach giving rise to such right of termination (in the case of Section 8.1(e)(i)) or prior to the date of the Stockholders Meeting (or if the Stockholders Meeting is not held, prior to such termination) (in the case of Section 8.1(b)), any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, or an Acquisition Proposal shall have otherwise become publicly known and (B) within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to an Acquisition Proposal (regardless of whether consummated), or an Acquisition Proposal shall have been consummated involving the Company or any of its Subsidiaries (whether or not involving the same Acquisition Proposal as that which was announced or otherwise became publicly known prior to such termination), then, in any such event, the Company shall pay to Parent (or its designee) the Company Termination Fee, such payment to be made within two (2) Business Days from the earliest to occur of the foregoing events, payable by wire transfer of immediately available funds to an account designated by Parent.

(c) The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d) Each of the Company, Parent and the Merger Subs acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 8.3, and the other Party commences a suit that results in a judgment against the failing Party for the amount set forth in this Section 8.3 or a portion thereof, the failing Party shall pay to the other Party all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The amounts payable by the Company pursuant to Section 8.3(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach, shall be, together with any amounts payable pursuant to this Section 8.3(d), the sole monetary remedy of Parent in the event of a termination of this Agreement where the Company Termination Fee is payable by the Company pursuant to Section 8.3(b) and the Company Termination Fee is actually paid to Parent.

8.4. Specific Performance. The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.13, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

ARTICLE IX

MISCELLANEOUS

9.1. Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2. Amendment. Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company; provided, however, that after receipt of the Company Requisite Vote, if any such amendment shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

9.3. Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed email, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)	If to the Company, addressed as follows:

Heartland Payment Systems, Inc.

90 Nassau Street, Second Floor

Princeton, NJ 08542

Attention: General Counsel

Email: charles.kallenbach@e-hps.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Edward D. Herlihy

                 Matthew M. Guest

Email: EDHerlihy@wlrk.com

            MGuest@wlrk.com

(b)	If to Parent or a Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

Global Payments Inc.

10 Glenlake Parkway, North Tower

Atlanta, Georgia 30328

Attention: General Counsel

Email: David.Green@globalpay.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

Email: mlerner@stblaw.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4. Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty. After receipt of the Company Requisite Vote, if any waiver hereunder shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the stockholders of the Company, the effectiveness of such waiver shall be subject to the approval of the stockholders of the Company.

9.5. Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.6. Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter and the Parent Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to dollars or to “$” shall be references to United States dollars.

9.7. APPLICABLE LAW. EXCEPT AS OTHERWISE PROVIDED IN SECTION 9.18, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

9.8. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.9. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties without the prior written consent of the other parties; provided that Parent and either Merger Sub may assign (in whole but not in part) any of their rights and obligations under this Agreement to another wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 9.9 shall be null and void.

9.10. Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, except for (i) Sections 5.9 and (ii) as to the Debt Financing Sources, the provisions of Section 9.2, Section 9.7, this Section 9.10, Section 9.13, and Section 9.18, no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

9.11. Further Assurances. Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Mergers and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

9.12. Entire Understanding. The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement and the Confidentiality Agreement set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

9.13. JURISDICTION OF DISPUTES. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (UNLESS THE DELAWARE COURT OF CHANCERY SHALL DECLINE TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, IN WHICH CASE, IN ANY DELAWARE STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE); (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 9.13 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 9.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES TO THIS AGREEMENT AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE DEBT FINANCING SOURCES AND THEIR RESPECTIVE CURRENT, FORMER OR FUTURE DIRECTORS, OFFICERS, GENERAL OR LIMITED PARTNERS, STOCKHOLDERS, MEMBERS, MANAGERS, CONTROLLING PERSONS, AFFILIATES, EMPLOYEES OR ADVISORS, IN EACH CASE, THAT ARE NOT PARTIES HERETO, IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK OR, IF UNDER APPLICABLE LAW JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).

9.14. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING, FOR THE AVOIDANCE OF DOUBT, THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

9.15. Disclosure Letters. Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement. The inclusion of information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed as an admission that such information is material to any of the Company or its Subsidiaries or to any of Parent or its Subsidiaries, as applicable. In addition, matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

9.16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.17. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.18. Financing Source Arrangements. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that, except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources in any way relating to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Notwithstanding anything to the contrary contained in this Agreement, (i) the Company and its subsidiaries and their respective Affiliates, directors, officers, employees, agents, partners, managers, and members shall not have any rights or claims against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise and (ii) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company and its subsidiaries and their respective Affiliates, directors, officers, employees, agents, partners, managers, or members for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision to the same extent as if the Financing Sources were parties to this Agreement. This Section 9.18 and Sections 9.7, 9.10 and 9.13 may not be amended, modified or supplemented, or any of its provisions waived, without the written consent of the Financing Sources, which consent may be granted or withheld in the sole discretion of the Financing Sources.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY

HEARTLAND PAYMENT SYSTEMS, INC.

By:	/s/ Robert H.B. Baldwin, Jr.

Name: Robert H.B. Baldwin, Jr.
Title: Vice Chairman

[Signature Page to Merger Agreement]

PARENT

GLOBAL PAYMENTS INC.

By:	/s/ David L. Green

Name: David L. Green
Title: Executive Vice President, General Counsel and Corporate Secretary

DATA MERGER SUB ONE, INC.

By:	/s/ David L. Green

Name: David L. Green
Title: Secretary

DATA MERGER SUB TWO, LLC

By:	/s/ David L. Green

Name: David L. Green
Title: Secretary

[Signature Page to Merger Agreement]